                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-79863

PROSPECTUS

                                5,587,695 SHARES

                            MGC COMMUNICATIONS, INC.
                                  COMMON STOCK
                         ------------------------------

[MGC LOGO]

This is a public offering of 5,587,695 shares of common stock of MGC Communications, Inc. We are selling 5,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling up to 587,695 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of 838,154 additional shares of common stock from us to cover over-allotments of shares.

Our common stock is traded on the Nasdaq National Market under the symbol "MGCX." On July 21, 1999, the last reported sales price was $26.50 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.
                         ------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                                                               PER
                                                              SHARE        TOTAL
                                                              -----        -----
Public offering price.......................................  $25.00    $125,000,000
Underwriting discount.......................................  $ 1.25    $  6,250,000
Proceeds, before expenses, to us............................  $23.75    $118,750,000
Proceeds, before expenses, to the selling stockholders......  $23.75    $ 13,957,756

                         ------------------------------

The underwriters are severally underwriting the shares being offered in this prospectus. The underwriters expect to deliver the shares against payment in New York, New York on July 27, 1999.

                         ------------------------------

BEAR, STEARNS & CO. INC.

                                    GOLDMAN, SACHS & CO.

                                                                     ING BARINGS

                 THE DATE OF THIS PROSPECTUS IS JULY 21, 1999.

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the notes related to our financial statements. References in this prospectus to "we," "us," "our" or "MGC" mean MGC Communications, Inc. and its subsidiaries, unless the context otherwise requires. The term "you" refers to prospective investors in the common stock. Certain terms we use in this prospectus to describe our network and its components are explained in the section entitled "Business -- Network Architecture and Technology." Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

MGC COMMUNICATIONS

     We are a growing communications company currently offering local dialtone, long distance and other voice services to small business and residential customers. We expect to offer bundled voice and high-speed data services using digital subscriber line ("DSL") technology in some of our markets later this year.

     - We have one of the largest collocation footprints, with 233 central office collocation sites providing us access to approximately 12.8 million addressable lines, including an estimated 4.0 million small business lines, all as of the end of the first quarter of 1999.

     - We currently deliver our services in the metropolitan areas of Atlanta, Chicago, Las Vegas, southern Florida and selected areas of southern California, including Los Angeles and San Diego.

     - We have interconnection agreements with five incumbent local exchange carriers: Ameritech, BellSouth, GTE, PacBell and Sprint.

     - At the end of the first quarter of 1999, we had 79,332 customer lines sold, of which 65,147 lines were in service.

     - During 1999, we plan to continue expanding our network to over 300 central office collocation sites providing access to approximately 17 million addressable lines.

     - During 2000, we plan to expand into approximately 20 new markets and add over 250 central office collocation sites.

     - We have developed a sophisticated, proprietary operations support system designed to manage all aspects of our business, including timely and accurate provisioning to place our customers on our network.

     We were one of the first competitive local exchange carriers to implement a "smart-build" strategy, building and owning the intelligent components of our network -- switches and collocation facilities -- while leasing unbundled loops and transport from other carriers. We believe this "smart-build" strategy has allowed us to quickly establish a large collocation footprint at a comparatively low cost while maintaining control of the access to our customers. Having executed our "smart-build" strategy, we are well-positioned to serve the growing demand from small business customers for communications services.

     The rapid growth of the Internet has fueled demand from small businesses for access to high-speed data services. To meet this growing demand, we intend to overlay DSL technology into our existing network to provide a bundled voice and high-speed data solution over a single copper unbundled loop. This will be accomplished by installing DSL equipment in our host switch sites, collocation sites and at our customers' sites. On average, DSL technology increases the transport
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

capacity of standard copper telephone lines by 24 times. This increased capacity will allow us to meet the growing demand for high-speed data services and to deliver multiple voice telephone lines to a customer using a single unbundled loop which we lease from the incumbent local exchange carrier. By using a single unbundled loop to deliver a bundled voice and high-speed data product, we expect to significantly reduce the per line costs of provisioning customer lines and the associated recurring leased transport and unbundled loop costs. These savings should allow us to offer a value-priced package of services to our customers. Several of our customers are testing our bundled voice and high-speed data product, which is delivered via DSL. We plan to offer this product to small businesses in select markets later this year.

MARKET OPPORTUNITY

     We believe we have a significant market opportunity as a result of:

     - the impact of the Telecommunications Act of 1996;

     - the needs of small businesses for integrated communications solutions;

     - the growing market demand for high-speed digital communications; and

     - the emergence of DSL technology.

THE MGC SOLUTION

     We believe that we offer an attractive communications solution to small business and residential customers. Key aspects of our solution include:

     - Simple, Competitive Flat Rate Packages. We offer our customers simple, value-priced solutions for their communications requirements, all on a single bill. Today we offer high quality basic communications products and services, including local dialtone, custom calling features, long distance and dial-up Internet access, at discounted prices.

     - "One-Stop" Communications Solutions. Our flat rate, bundled packages eliminate the need for our customers to decide among a broad array of communications options. Through the implementation of DSL technology, we expect to offer a "one-stop" communications solution for our customers, which will include our current communications products bundled with high-speed data service. Our customers will have a single point of contact for a complete package of services, eliminating the need for our customers to manage multiple vendors.

     - Service Reliability. We are able to offer our customers a high degree of service reliability through efficient, timely execution of provisioning unbundled loops due to our mature relationships with five incumbent local exchange carriers. We believe the introduction of DSL technology will enable us to further improve our service reliability by simplifying the provisioning process. Moreover, our customer service center is staffed to respond promptly to customer inquiries 24 hours a day, seven days a week.

BUSINESS STRATEGY

     Our goal is to become a leading national communications provider of bundled voice and data solutions to the small business market. We intend to implement the following strategies in an effort to achieve our goal:

     - address the greatest percentage of our targeted customers as quickly as possible through our continued rapid service rollout;

     - expand significantly our direct sales force to provide greater sales and marketing coverage of the small business customers in our extensive network footprint;
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

     - deploy a DSL solution to position ourselves to be one of the first providers of bundled voice and data services to small business customers in our target markets;

     - employ a capital efficient network strategy to maximize return on our invested capital;

     - continue to enhance and increase the capacity of our sophisticated operations support system to support our expanding operations;

     - control access to our customers by placing them directly on our network;

     - effectively manage the provisioning process to transfer new customers from the incumbent local exchange carriers' networks to our network in an accurate and timely fashion; and

     - provide superior service and customer care.

RECENT DEVELOPMENTS

     In May 1999, we issued 5,277,779 shares of Series B Convertible Preferred Stock to Providence Equity Partners III L.P., JK&B Capital III L.P., Wind Point Partners III, L.P. and their affiliates. We received $47.5 million in gross proceeds from the issuance of the Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into common stock on a one-for-one basis. See "Description of Securities."

     As of June 30, 1999, our total access lines in service increased by 24,388, or 37% from March 31, 1999, to 89,535 and our total access lines sold and installed increased from March 31, 1999 by 30,148, or 38% to 109,480 as of June 30, 1999. As of June 30, 1999, our central office collocation sites increased to 248 providing us access to approximately 13.7 million addressable lines. We spent $8.7 million for capital expenditures during second quarter 1999. During second quarter 1999, the number of our sales personnel increased from 66 to 85 as of June 30, 1999.

     The following information reflects our second quarter 1999 results and balance sheet data as of June 30, 1999:

                                                            THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30, 1999        JUNE 30, 1999
                                                            ------------------    ----------------
                STATEMENTS OF OPERATIONS:                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..................................................      $  11,485            $  19,886
Cost of operating revenues................................         10,506               18,989
                                                                ---------            ---------
Gross profit..............................................            979                  897
Selling, general & administrative.........................          9,197               16,924
Depreciation & amortization...............................          4,182                7,666
                                                                ---------            ---------
Operating loss............................................        (12,400)             (23,693)
Non-operating expense.....................................         (3,137)              (6,056)
                                                                ---------            ---------
Net loss..................................................        (15,537)             (29,749)
Accrued preferred stock dividend..........................           (729)                (729)
                                                                ---------            ---------
Net loss applicable to common stockholders................      $ (16,266)           $ (30,478)
                                                                =========            =========
Basic and diluted loss per share of common stock..........      $   (0.93)           $   (1.76)
                                                                =========            =========
Basic and diluted weighted average shares outstanding.....         17,475               17,341
EBITDA(1).................................................      $  (8,218)           $ (16,027)

                                                                  AS OF
                                                              JUNE 30, 1999
                SELECTED BALANCE SHEET DATA:                  --------------
                                                              (IN THOUSANDS)
Cash, cash equivalents & investments........................    $  84,355
Restricted cash.............................................       29,950
Property & equipment, net...................................      132,683
Long-term debt..............................................      157,485
Series B Convertible Preferred Stock........................       46,500
Stockholders' equity........................................       32,319

---------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are at 3301 N. Buffalo Drive, Las Vegas, Nevada 89129. Our telephone number is (702) 310-1000.

                                  THE OFFERING

Common stock offered by
us(1).........................       5,000,000 shares

Common stock offered by the
selling stockholders..........       587,695 shares

Common stock to be outstanding
  after this offering(2)......       22,685,434 shares

Use of proceeds...............       Capital expenditures related to the
                                     purchase and installation of DSL and other communications equipment and for general corporate purposes, including working capital to fund our expanding sales and marketing efforts.

Nasdaq National Market Symbol
for Common Stock..............       MGCX
-------------------------
(1) The underwriters have an over-allotment option to purchase an additional 838,154 shares solely to cover over-allotments.

(2) The number of shares outstanding excludes:

     - shares of common stock which may be issued upon the exercise of outstanding stock options (options to purchase 2,111,650 shares were outstanding as of July 20, 1999 at a weighted average exercise price of $7.38 per share);

     - 509,721 shares of common stock which may be issued upon the exercise of outstanding warrants with an exercise price of approximately $.02 per share (warrants to purchase up to 15,870 of these shares may be exercised by selling stockholders including shares in this offering);

     - the conversion of the 5,277,779 shares of Series B Convertible Preferred Stock outstanding, which shares may be converted into shares of common stock on a one-for-one basis; and

     - any shares which may be issued if the underwriters exercise their over-allotment option.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                   QUARTER ENDED
                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  ------------------------------------------   ---------------------
                                      1996           1997           1998         1998        1999
                                      ----           ----           ----         ----        ----
                                                  (AUDITED)                         (UNAUDITED)
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Operating revenues..............    $     1        $ 3,791        $ 18,249      $ 2,846    $  8,401
Cost of operating revenues......        305          3,928          17,129        2,371       8,483
Selling, general and
  administrative expenses.......        841          6,440          17,877        2,562       7,727
Loss from operations............     (1,554)        (7,851)        (21,995)      (2,954)    (11,293)
OTHER FINANCIAL DATA:
EBITDA(1).......................    $(1,145)       $(6,577)       $(16,757)     $(2,087)   $ (7,809)
Capital expenditures............      3,659         22,641          97,101       10,671      15,240
OPERATING DATA (END OF PERIOD):
Total access lines in service...         50         15,590          47,744       20,924      65,147
Central office collocation
  sites.........................          9             25             207           29         233
Switches in service.............          1              3               7            3           7

                                                                 AS OF MARCH 31, 1999
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(2)
                                                              --------    --------------
                                                                (DOLLARS IN THOUSANDS)
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and investments available-for-sale
  (excluding restricted investments)........................  $ 55,307       $219,907
Restricted investments......................................    39,929         39,929
Property and equipment, net.................................   128,136        128,136
Total assets................................................   237,553        402,153
Long-term debt..............................................   157,286        157,286
Series B Convertible Preferred Stock........................        --         46,500
Stockholders' equity........................................    48,649        166,749

---------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

(2) Gives effect to the issuance of 5,277,779 shares of Series B Convertible Preferred Stock in May 1999 and to this offering.

                                  RISK FACTORS

     You should carefully consider the following factors, in addition to other information in this prospectus, before purchasing the securities being offered. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently think are inmaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

OUR BUSINESS MODEL IS STILL EVOLVING AND WE HAVE A LIMITED OPERATING HISTORY

     We have a very limited operating history. As a result, there is limited historical financial information about us upon which to base an evaluation of our future prospects or performance. We began providing local telephone services in December 1996 in Nevada. Since then, we have begun providing local telephone services in Atlanta, Chicago, southern Florida and selected areas of southern California, including Los Angeles and San Diego. In February 1998, we began offering long distance services. We expect to continue to increase the size of our operations in the future and to commence offering high-speed data and Internet services. Because some of our services are new and a large portion of our resources will be dedicated to our high-speed data and Internet services, it is difficult to evaluate our business and our revenue and income potential is uncertain.

     We are depending on the success of our high-speed data and Internet services to accelerate our revenue growth. If our business does not evolve as we expect, we will likely grow at a significantly slower pace than would be the case if our high-speed data and Internet services are successful. In addition, there is no historical basis for estimating the number of customers or the amount of revenues our high-speed data and Internet offerings will generate or for determining whether we will be able to compete successfully in the communications industry. If our high-speed data and Internet services do not evolve as we expect or we are unable to compete in the communications industry, it is likely the price of our stock will be adversely affected.

WE EXPECT OUR LOSSES TO CONTINUE

     We recorded net losses of $14.2 million in the first quarter of 1999, $32.1 million in 1998, and $10.8 million in 1997. In addition, we had negative cash flow from operations of $.6 million in the first quarter 1999, $24.2 million in 1998 and $4.5 million in 1997. We expect to record significant net losses and generate negative cash flow from operations for the foreseeable future. We cannot assure you we will achieve or sustain profitability or generate sufficient positive cash flow from operations to meet our planned capital expenditures, working capital and debt service requirements. In the absence of favorable operating results, we could face substantial liquidity problems and might be required to seek additional financing through the issuance of debt or equity securities. However, we could be unsuccessful in obtaining additional financing on acceptable terms when needed.

WE WILL NEED SIGNIFICANT ADDITIONAL FUNDS THAT WE MAY NOT BE ABLE TO OBTAIN

     We require significant amounts of capital to fund the development and expansion of our business and services as well as operating costs and debt service. We expect to fund our capital requirements through existing resources, debt or equity financing and internally generated funds. We expect continued expansion of our business may require raising substantial additional equity and/or debt capital. However, our future capital requirements will depend upon a number of factors, including factors not within our control, such as competitive conditions, government regulation and capital costs. In addition, the terms of our outstanding debt and preferred stock restrict our ability to incur additional debt or issue additional preferred stock. We cannot assure you we will be successful in raising sufficient debt or equity financing on acceptable terms. If we cannot generate or otherwise access sufficient funds, we may be required to delay or abandon some of our future expansion plans. This would likely have a negative impact on our growth and our ability to compete in the communications industry.

OUR SUBSTANTIAL DEBT CREATES FINANCIAL AND OPERATING RISK

     As of March 31, 1999, we had approximately $157.3 million total outstanding debt. Our level of debt could have important consequences to you, including the following:

     - a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for other purposes;

     - our significant amount of debt could make us more vulnerable to changes in general economic conditions or increases in prevailing interest rates;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired; and

     - we may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

OUR DEBT COVENANTS AND PREFERRED STOCK TERMS COULD LIMIT HOW WE CONDUCT OUR BUSINESS

     Our debt indenture contains covenants that restrict our ability to:

     - incur additional debt;

     - pay dividends and make other distributions;

     - prepay subordinated debt;

     - make investments and other restricted payments;

     - create liens;

     - sell assets; and

     - engage in transactions with affiliates.

     The terms of our Series B Convertible Preferred Stock require us to obtain the approval of the holders of a majority of the Series B Convertible Preferred Stock if we take specified actions. Please see "Description of Securities -- Series B Convertible Preferred Stock."

     Our future financing arrangements will likely contain similar or more restrictive covenants. As a result of these restrictions, we may be:

     - limited in how we conduct our business;

     - unable to raise additional debt or equity financing to operate during general economic or business downturns; and

     - unable to compete effectively or to take advantage of new business opportunities.

This may affect our ability to generate revenues and make profits.

     Our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to a default under the terms of these agreements. If a default occurs, the other parties to these agreements could declare all amounts borrowed and all amounts due under these agreements and under other instruments that contain provisions for cross-acceleration or cross-default due and payable. If that occurs, we cannot assure you we would be able to make payments on our debt, meet our working capital and capital expenditure requirements, or find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you it would be on favorable or acceptable terms.

OUR SUCCESS DEPENDS ON THE EFFECTIVENESS OF OUR MANAGEMENT AND WE ARE SEEKING TO MAKE CHANGES TO OUR MANAGEMENT TEAM

     Our business is managed by a small number of key management personnel, the loss of some of whom could have a material adverse effect on our business. We believe our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. None of our key executives is a party to a long-term employment agreement and we do not maintain key man insurance on our officers.

     We are in the process of seeking a new chief executive officer and/or chief operating officer. We cannot assure you that the new senior officer will be effective in managing our company or will successfully work with our existing management team, nor can we assure you that we will be successful in hiring a senior officer upon terms acceptable to us. The holders of a majority of our Series B Convertible Preferred Stock have the right to approve any action to hire a new chief executive officer. If we select a new chief executive officer, we cannot assure you that the holders of a majority of the Series B Convertible Preferred Stock will approve the candidate we select. We expect our current chief executive officer to continue to serve in a senior executive position after the employment of the new executive, but we cannot assure you that he will do so or effect an orderly transition to the new executive. Our failure to retain the services of our current chief executive officer after the new executive is employed could have a material adverse effect on our business. See "Management -- Executive Officers and Directors" and "Description of
Securities -- Series B Convertible Preferred Stock."

OUR EQUIPMENT AND OPERATING SYSTEM, INCLUDING THE EQUIPMENT WE PLAN TO USE TO PROVIDE DSL SERVICES, MAY NOT PERFORM AS WE EXPECT

     We may never be able to deploy our DSL services as planned. An essential element of our current strategy is provisioning switched local telephone service and implementing DSL technology. In implementing our strategy, we may use new or existing technologies in new applications. We also plan to use equipment manufactured by multiple vendors. In addition, the DSL equipment we plan to use has not previously been used to deliver the retail services we plan to offer. We cannot assure you we will be able to successfully install and integrate the technology and equipment necessary to deliver DSL services.

     We employ a proprietary operations support system which is expected to be an important factor in our success. If the operations support system fails or is unable to perform as expected, it would have a substantial adverse effect on us. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional, unanticipated expense to remedy the defect or to replace the defective system with an alternative system.

OUR FAILURE TO MANAGE GROWTH COULD ADVERSELY AFFECT US

     We may be unable to manage our growth effectively. This could have a negative effect on our financial condition and our ability to fully implement our expansion plans. The development and expansion of our business and our entry into new markets will depend on, among other things, our ability to achieve the following goals in a timely manner, at reasonable costs and on satisfactory terms and conditions:

     - purchase, install and operate switches and other equipment, including DSL equipment;

     - accurately assess potential new markets;

     - negotiate suitable interconnection and collocation arrangements with incumbent local exchange carriers ("ILECs") on satisfactory terms and conditions;

     - hire and retain qualified personnel;

     - lease suitable access to transport networks;

     - lease or purchase suitable sites; and

     - obtain required government authorizations.

     We have experienced rapid growth since our inception, and we believe sustained growth will place a strain on our operational, human and financial resources. Our growth will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage our expansion effectively will depend on the continued development of plans, systems and controls for our operational, financial and management needs and on our ability to expand, train and manage our employee base.

OUR SERVICES MAY NOT ACHIEVE SUFFICIENT MARKET ACCEPTANCE TO BECOME PROFITABLE

     Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. The lack of acceptance by these customers would have a negative impact on our business.

     To date, we have offered only local and long distance communications services. To address the needs of our target business customers, we are in the process of developing additional products and services, such as high-speed data and Internet services. However, we might not be able to provide the range of communication services our target business customers need or desire.

     The market for our proposed services has only recently begun to develop and is highly competitive and evolving rapidly. We cannot assure you the market for these services will develop or businesses will use high-speed data or Internet-based services to the degree or in the manner we currently anticipate. As a result, it is difficult for us to predict the extent to which our high-speed data and Internet services will achieve market acceptance. To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. If we are unable to react quickly to changes in market conditions, if the market fails to develop or develops more slowly than expected, or if our services do not achieve market acceptance, then our future prospects will be reduced.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     Prices for data communication services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk competitors, perceiving us to lack capital resources, may undercut our rates or increase their services in an effort to force us out of business. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would have a material adverse effect on our business, prospects, financial condition and operating results.

WE DEPEND ON INCUMBENT CARRIERS FOR COLLOCATION AND TRANSMISSION FACILITIES

     We lease transport capacity from and rely upon our competitors. Because a key element of our business and growth strategy is leasing transport capacity, we are dependent upon the cooperation of ILECs and competitive local exchange carriers ("CLECs") whose fiber optic networks and unbundled loops we lease. This carries considerable risks, including the following:

     - We must negotiate and renew favorable interconnection and collocation agreements with other companies. The rates charged to us under the interconnection agreements might not continue to be low enough for us to attract a sufficient number of customers and to operate the business on a profitable basis. In some cases, the rates that have been or will be charged to us may be modified by regulatory proceedings, the result of which we are unable to accurately predict.

     - We rely on the timeliness of ILECs and CLECs which process our orders for customers switching to our service and for the maintenance of unbundled network elements to assure uninterrupted service. The ILECs have had little experience in providing unbundled network elements to other companies. Therefore, the ILECs might not be able to continue to provide and maintain the unbundled network elements in a prompt and efficient manner.

     - Our interconnection agreements provide for our connection and maintenance orders to receive attention on the same basis as the ILEC's or other CLEC's customers and for the ILEC to provide adequate capacity to keep blockage within industry standards. However, the ILECs might not continue to comply with their network provisioning requirements. From time to time, we have experienced excessive blockage in the delivery of calls from the ILEC to our switches due to inadequate trunk provisioning by the ILEC. Blocked calls result in customer dissatisfaction which may result in the loss of business.

     - We may not be able to lease adequate transport capacity in markets we want to enter or renew our lease arrangements or obtain comparable arrangements from other carriers in our existing markets. Because we lease rather than build local transport capacity in each of our markets, we would be unable to service our customers if we cannot obtain adequate transport capacity.

WE DEPEND ON THIRD PARTIES FOR EQUIPMENT

     We currently plan to purchase all of our equipment from a limited number of vendors. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers, it may materially and adversely affect the availability and pricing of the equipment we purchase.

     The loss of any of our suppliers could have a material adverse effect on our business, prospects, operating results and financial condition. We currently rely and expect to continue to rely on a limited number of third party suppliers to manufacture the equipment we require to implement our DSL technology. We cannot assure you that our vendors will be able to meet our needs in a satisfactory and timely manner in the future or that we will be able to obtain alternative vendors when and if needed. Although we have identified alternative suppliers and we are not constrained to use any exclusive supplier, it could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. In addition, if we change vendors, we may need to replace all or a portion of the DSL equipment deployed within our network. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs.

THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES

     When selling our local dialtone services, we compete with ILECs, which currently dominate the local communications markets, and others. We also face competition in most of our markets from one or more integrated communications providers or CLECs. Through acquisitions, AT&T and MCI WorldCom have entered the local dialtone market and other long distance carriers have announced their intent to enter the local dialtone market. A continuing trend toward business combinations and alliances in the communications industry may create significant new competitors for us.

     When offering long distance services, we compete with AT&T, MCI WorldCom, Sprint and others. Our high-speed data and Internet services compete with services offered by ILECs, long distance carriers, Internet service providers and others. In particular, the market for Internet services is extremely competitive and there are limited barriers to entry.

     Many of these competitors are offering, or may soon offer, technologies and services that will directly compete with some or all of our service offerings. The competitive factors in our markets include reliability of service, breadth of service availability, price performance, network security, transmission speed, ease of access and use, content bundling, customer support, brand recognition, operating experience, capital availability and exclusive contracts. We believe we compare unfavorably with many of our competitors with regard to, among other things, brand recognition, existing relationships with end users, capital availability and exclusive contracts. Substantially all of our competitors and potential competitors have substantially greater resources than us. We may not be able to compete effectively in our target markets. Our failure to compete effectively would have a material and adverse effect on our business, prospects, operating results and financial condition.

     For more information regarding the competitive environment in which we operate, please see "Business -- Competition."

THE COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO OBTAIN OR IMPLEMENT NEW TECHNOLOGIES WHICH MAY BE NECESSARY TO REMAIN COMPETITIVE

     Rapid and significant changes in technology are expected in the communications industry. While we believe for the foreseeable future these changes will not materially affect or hinder our ability to acquire necessary technologies, we cannot predict the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes, evolving industry standards and changing needs of our current and prospective customers. We may be unable to obtain access to new technology on acceptable terms or at all, and we may be unable to adapt to new technologies and offer services in a competitive manner. Thus, technological developments could negatively affect us.

A SYSTEM FAILURE OR BREACH OF NETWORK SECURITY COULD CAUSE DELAYS OR INTERRUPTIONS OF SERVICE TO OUR CUSTOMERS

     Our success in marketing our services to business and residential users requires us to provide reliable service. Our networks may be affected by physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors which may cause interruptions in service or reduced capacity for our customers. Interruptions in service, capacity limitations or security breaches could have a negative effect on customer acceptance and, therefore, on our business, financial condition and results of operations.

WE MAY BE UNABLE TO EFFECTIVELY DELIVER DSL SERVICES TO A SUBSTANTIAL NUMBER OF CUSTOMERS

     We cannot guarantee our network will be able to connect and manage a substantial number of customers at high transmission speeds. We may be unable to scale our network to serve a substantial number of customers while achieving high performance. Further, our network may be unable to achieve and maintain competitive digital transmission speeds. While digital transmission speeds of up to 1.5 Mbps are possible on portions of our network, that speed may not be available over a majority of our network. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors. As a result, we may not be able to achieve and maintain digital transmission speeds that are attractive in the market.

OUR SERVICES MAY SUFFER BECAUSE THE TELEPHONE LINES WE REQUIRE MAY BE UNAVAILABLE OR IN POOR CONDITION

     Our ability to provide DSL services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the ILECs. We believe the current condition of telephone lines in many cases will be inadequate to permit us to fully implement our DSL services. In addition, the ILECs may not maintain the telephone lines in a condition that will allow us to implement our DSL services effectively. The telephone lines may not be of sufficient quality or the ILECs may claim they are not of sufficient quality to allow us to fully implement or operate our DSL services. Further, some customers use technologies other than copper lines to provide telephone services, and DSL might not be available to these customers.

INTERFERENCE OR CLAIMS OF INTERFERENCE COULD DELAY OUR ROLLOUT OR HARM OUR SERVICES

     Interference, or claims of interference by the ILECs, if widespread, could adversely affect our speed of deployment, reputation, brand image, service quality and customer satisfaction and retention. All transport technologies deployed on copper telephone lines have the potential to interfere with, or to be interfered with by, other transport technologies on the copper telephone lines. We believe our DSL technologies, like other transport technologies, do not interfere with existing voice services. We believe a workable plan that takes into account all technologies could be implemented in a scalable way across all ILECs using existing plant engineering principles. There are several initiatives underway to establish national standards and principles for the deployment of DSL technologies. We believe our technologies can be deployed consistently with these evolving standards. Nevertheless, ILECs may claim the potential for interference permits them to restrict or delay our deployment of DSL services. Interference could degrade the performance of our services or make us unable to provide service on selected lines. The procedures to resolve interference issues between competitive carriers and ILECs are still being developed, and these procedures may not be effective. We may be unable to successfully negotiate interference resolution procedures with ILECs. Moreover, ILECs may make claims regarding interference or unilaterally take action to resolve interference issues to the detriment of our services. State or federal regulators could also institute responsive actions.

OUR FUTURE SUCCESS WILL DEPEND ON GROWTH IN THE DEMAND FOR INTERNET ACCESS AND HIGH-SPEED DATA SERVICES

     If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, our business prospects, operating results and financial condition could be materially adversely affected. The markets for business Internet and high-speed data services are in the early stages of development. Demand for Internet services is highly uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.

     In addition, the market for high-speed data transmission via DSL technology is relatively new and evolving. Various providers of high-speed digital services are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. Critical issues concerning commercial use of DSL for Internet and high-speed data access, including security, reliability, ease of use and cost and quality of service, remain unresolved and may impact the growth of these services.

OUR INTERNET SERVICE MAY BE AFFECTED BY OUR ABILITY TO MAINTAIN PEERING RELATIONSHIPS WITH OTHER INTERNET SERVICE PROVIDERS

     The Internet is comprised of many Internet service providers and underlying transport providers who operate their own networks and interconnect with other Internet service providers at various points. As we commence the operation of Internet services, transport will be provided via wholesale carriers. We anticipate as our volume increases, we will enter into peering agreements for the exchange of traffic with other Internet service providers.

     We cannot assure you other national Internet service providers would maintain peering relationships with us. Peering relationships with other Internet service providers will permit us to exchange traffic with other Internet service providers without incurring settlement charges. In addition, the requirements associated with maintaining peering relationships with the major national Internet service providers may change. We cannot assure you we will be able to expand or adapt our network infrastructure to meet any new requirements on a timely basis, at a reasonable cost, or at all.

WE MAY INCUR LIABILITIES AS A RESULT OF OUR INTERNET SERVICES

     United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to minimize our liability exposure. These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services.

OUR SERVICES ARE HIGHLY REGULATED AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD RESTRICT THE WAY WE OPERATE OUR BUSINESS

     A significant number of the services we offer are regulated at the federal, state and/or local levels. Future federal or state regulations and legislation may be less favorable to us than current regulation and legislation and therefore have an adverse impact on our business, prospects, operating results and financial condition. In addition, we may expend significant financial and managerial resources to participate in administrative proceedings at either the federal or state level, without achieving a favorable result. The Federal Communications Commission (the "FCC") makes rules applicable to interstate communications, including rules implementing the Telecommunications Act, a responsibility it shares with the state regulatory commissions. We believe ILECs and others may work aggressively to modify or restrict the operation of many provisions of the Telecommunications Act. We expect ILECs and others to continue to pursue litigation in courts, institute administrative proceedings with the FCC and other regulatory agencies and lobby the United States Congress, all in an effort to affect laws and regulations in a manner favorable to them and against the interest of CLECs such as us. If the ILECs or others succeed in any of their efforts, if these laws and regulations change or if the administrative implementation of laws develops in an adverse manner, it could have a material and adverse effect on our business, prospects and operating results. For more details about our regulatory situation, please see "Business -- Government Regulations."

THE PRICES WE CHARGE FOR OUR SERVICES AND PAY FOR THE USE OF SERVICES OF ILECS AND OTHER CLECS MAY BE CHALLENGED IN REGULATORY PROCEEDINGS

     If we were required to decrease the prices we charge for our services or to pay higher prices for services we purchase from ILECs and other CLECs, it would have an adverse effect on our business, prospects and operating results. We must file tariffs with state and federal regulators which indicate the prices we charge for our services. In addition, we purchase some tariffed services from ILECs and/or CLECs. All of these tariffed prices may be challenged in regulatory proceedings by customers, including ILECs, CLECs and long distance carriers who purchase these services.

     In addition, the rate we pay for other services we purchase from ILECs and other CLECs are set by negotiations between the parties. These negotiated rates are also subject to regulatory review. One of our interconnection agreements requires a retroactive adjustment to the negotiated rate we pay for unbundled loops when the state regulatory commission makes a final determination of the appropriate rate. We believe the price we pay currently for unbundled loops under this agreement will be reduced and therefore we have been recording our cost for unbundled loops under this agreement based on management's best estimate of the probable final rate. The difference between this rate and the rate we currently pay for these services is recorded as an offset to accounts payable. If the final rate is greater than our estimated rate, we would be required to record additional costs for unbundled loops. In addition, if the final rate is greater than the rate we currently pay for unbundled loops, we will be required to pay the ILEC the incremental difference for the unbundled loops we have ordered since inception. If we were required to retroactively increase the amount we have recorded as our cost for unbundled loops under this interconnection agreement or increase the additional costs we expect to recognize in the future, it could have a material adverse effect on our operating results.

THE ACCESS CHARGES WE COLLECT FROM LONG DISTANCE CARRIERS MAY BE REDUCED AS A RESULT OF REGULATORY CHALLENGES

     We may not be able to collect all of the access charges we have billed to long distance carriers. When our facilities are used to originate a customer's long distance call and deliver it to the long distance carrier designated by the customer, or to terminate a long distance call received from a long distance carrier by delivering it to a telephone number connected to our network, the long distance carrier is required to pay us for access to our network and the use of our facilities. These charges are called "access charges." Access charges represented 41% of our operating revenues in 1998 and 36% of our operating revenues in first quarter 1999. AT&T, Sprint and MCI WorldCom have recently refused to pay the full amount of access charges billed to them under our tariffs. Access charge revenues from AT&T, Sprint and MCI WorldCom represented 81% of our total access charge revenues in 1998 and 72% of our total access charge revenues in the first quarter 1999. As of March 31, 1999, we reflected approximately $5.6 million of access charges as accounts receivable, which amount is reflected net of a discount we established in the event some of these access charges are not paid by AT&T, Sprint or MCI WorldCom. We cannot assure you the discount we have established is adequate. We have initiated proceedings against AT&T at the FCC under an FCC procedure for expedited settlement of disputes between common carriers. We are currently negotiating with Sprint and MCI WorldCom and have submitted our dispute with MCI WorldCom to arbitration. The law applicable to our disputes with AT&T, Sprint and MCI WorldCom is unclear and we may not be able to collect the full amount of the access charges owed to us by these long distance carriers. See "Business -- Legal Proceedings."

     We anticipate access charges billed to long distance carriers will continue to represent a substantial portion of our operating revenues and that the access charges billed to AT&T, Sprint and

MCI WorldCom will continue to represent a substantial portion of the total amount of access charges we bill to long distance carriers.

WE WILL FACE ADDITIONAL RISKS IF WE ACQUIRE OTHER BUSINESSES

     We may acquire other businesses as a means of expanding into new markets or developing new services. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of any acquisition being completed on favorable terms and conditions. Acquisitions of other businesses involve risks including:

     - difficulties assimilating acquired operations and personnel;

     - potential disruptions of our ongoing business;

     - the diversion of resources and management time;

     - the possibility uniform standards, controls, procedures and policies may not be maintained;

     - risks associated with entering new markets in which we have little or no experience; and

     - the potential impairment of relationships with employees or customers as a result of changes in management.

     Any business we might acquire might not perform as expected.

FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE

     Substantially all of our common stock is currently eligible for sale in the open market. In addition, shares of our common stock issued upon exercise of stock options are freely tradeable under a currently effective registration statement. Sales and potential sales of substantial amounts of our common stock in the open market could cause the market price for our common stock to fall. See "Description of Securities -- Shares Eligible for Future Sale."

     The holders of some of our outstanding shares of common stock and convertible securities have demand registration rights which if exercised could result in a registration statement covering shares of common stock being filed by us. These holders also have the right to have shares of common stock included in any registration statement filed by us in the future. See "Description of Securities -- Registration Rights of Security Holders."

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could fluctuate widely in response to a variety of factors, including:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.

     In addition, the Nasdaq National Market, where many publicly held communications companies like us are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

WE DO NOT INTEND TO PAY CASH DIVIDENDS

     We have never declared or paid any cash dividends on our common stock and do not expect to declare any dividends in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, our debt facilities and other factors our Board of Directors considers appropriate. We intend to retain our earnings, if any, to finance the development and expansion of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to declare and pay cash dividends on our common stock is restricted by covenants in our debt indenture and the terms of our outstanding preferred stock.

INVESTORS IN THIS OFFERING WILL PAY MORE PER SHARE THAN THE BOOK VALUE

     There will be an immediate and substantial dilution of your investment in our common stock, in that the net tangible book value per share of stock after this offering will be substantially less than the per share offering price of the common stock. See "Dilution."

OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     For a discussion of risks presented by our ability and the ability of others on whom we rely to successfully make computer systems and other technology Year 2000 compliant, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000" in this prospectus.

MANAGEMENT OWNS A SIGNIFICANT PERCENTAGE OF OUR COMPANY AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR ACTIONS

     We are controlled by our officers and directors, who in the aggregate own 43.8% of our outstanding common stock and voting power. Accordingly, these stockholders collectively will likely be able to continue to control our management policy, decide all fundamental corporate actions, including mergers, substantial acquisitions and dispositions and elect our Board of Directors.

MANAGEMENT HAS BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING

     Our management will have broad discretion over the use of the proceeds raised in this offering, and you must rely on the judgment of management in the application of the proceeds. Please see "How We Intend to Use the Proceeds of this Offering" for more information related to our financing plan.

WE MUST OBTAIN REGULATORY APPROVAL BEFORE THIS OFFERING MAY BE COMPLETED

     Prior to issuing any equity, we must obtain the approval of the State of Georgia. Because of time constraints, we will not have obtained approval from the State of Georgia before closing this offering. After consultation with counsel, we believe the approval will be granted and that seeking approval after this offering should not result in any material adverse consequences to us, although we cannot assure you of a favorable result.

OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS

     This prospectus contains "forward-looking statements," which you can generally identify by our use of forward-looking words such as "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of profitability or cash flow from operations, and statements regarding the development of our business, the market for our services and products, our anticipated capital expenditures, operations support systems, changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

     We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to those described above.

               HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING

     The net proceeds we receive from the sale of the 5,000,000 shares of common stock we are offering are estimated to be approximately $118.1 million after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive approximately $138.0 million if the over-allotment option granted to the underwriters is exercised in full. We will not receive any proceeds from the sale of any shares sold by the selling stockholders. We intend to use the net proceeds for capital expenditures related to the purchase and installation of DSL and other communications equipment and for general corporate purposes, including working capital to fund our expanded sales and marketing efforts. In addition, we may use a portion of the net proceeds for acquisitions, although we are not involved in any acquisition negotiations at this time. See "Risk Factors -- We will face additional risks if we acquire other businesses" and "-- Management has broad discretion to use the proceeds from this offering."

     Pending use of the net proceeds as described above, we intend to invest them in short-term, investment grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our Board of Directors considers relevant. In addition, the terms of our outstanding indebtedness and preferred stock restrict our ability to pay cash dividends on our common stock.

                                 CAPITALIZATION

     The following table shows our capitalization as of March 31, 1999, on (A) an actual basis, (B) on an adjusted basis to reflect the sale of 5,277,779 shares of Series B Convertible Preferred Stock, and (C) on an adjusted basis to reflect the sale of 5,277,779 shares of Series B Convertible Preferred Stock and the 5,000,000 shares of common stock we are offering, after deducting estimated underwriting discounts and offering expenses.

     You should read this table with our financial statements and the related notes appearing elsewhere in this prospectus.

                                                                MARCH 31, 1999
                                                 --------------------------------------------
                                                  ACTUAL     AS ADJUSTED(1)    AS ADJUSTED(2)
                                                 --------    --------------    --------------
                                                            (DOLLARS IN THOUSANDS)
                                                                 (UNAUDITED)
Cash and cash equivalents and investments
  available-for-sale (excluding restricted
  investments).................................  $ 55,307       $101,807          $219,907
Restricted investments.........................    39,929         39,929            39,929
                                                 --------       --------          --------
  Total cash and cash equivalents, investments
     available-for-sale and restricted
     investments...............................    95,236        141,736           259,836
13% Senior Secured Notes due 2004..............   156,837        156,837           156,837
Other long-term debt...........................       449            449               449
Series B Convertible Preferred Stock...........        --         46,500            46,500
Stockholders' equity
  Common stock -- par value....................        17             17                22
  Common stock -- paid in capital in excess of
     par value.................................   109,231        109,231           227,326
  Accumulated deficit..........................   (58,604)       (58,604)          (58,604)
  Accumulated other comprehensive income.......       178            178               178
  Notes receivable from stockholders for
     issuance of common stock..................    (2,173)        (2,173)           (2,173)
                                                 --------       --------          --------
  Total stockholders' equity...................    48,649         48,649           166,749
                                                 --------       --------          --------
Total capitalization...........................  $205,935       $252,435          $370,535
                                                 ========       ========          ========

-------------------------
(1) Gives effect to the issuance of 5,277,779 shares of Series B Convertible Preferred Stock.

(2) Gives effect to the issuance of 5,277,779 shares of Series B Convertible Preferred Stock and this offering.

                                    DILUTION

     The net tangible book value of a share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding. For investors in the common stock, dilution is the difference between the $25.00 per share offering price of the common stock and the net tangible book value per share of common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of the common stock is substantially higher than the per share price paid by our existing stockholders for our presently outstanding stock.

     On March 31, 1999, our net tangible book value was approximately $90.4 million after giving effect to the sale of 5,277,779 shares of Series B Convertible Preferred Stock in May 1999, and the per share net tangible book value of each of the assumed outstanding shares of common stock (assuming the Series B Convertible Preferred Stock had been converted into 5,277,779 shares of common stock) was approximately $4.01 per share.

     As of March 31, 1999, without taking into account any changes in our net tangible book value after that date other than to give effect to the sale of the Series B Convertible Preferred Stock and the sale of the common stock offered in this offering, the estimated offering expenses, including the underwriting discount, the net tangible book value of each of the assumed outstanding shares of common stock would have been $7.58 per share. Therefore, you would have paid $25.00 for a share of common stock having a net tangible book value of approximately $7.58 per share; that is, your investment would have been diluted by approximately $17.42 per share. At the same time, existing stockholders would have realized an increase in net tangible book value of $3.57 per share without further cost or risk to themselves. The following table illustrates this per share dilution:

Price per share of common stock in this offering.....             $25.00
  Net tangible book value per share of common stock
     before this offering(1).........................    $4.01
  Increase in net tangible book value per share of
     common stock attributable to investors in this
     offering(2)(3)..................................     3.57
                                                         -----
  Net tangible book value per share of common stock
     after this offering(2)(3).......................               7.58
                                                                  ------
Dilution to new investors(3).........................             $17.42

-------------------------
(1) After giving effect to the sale of 5,277,779 shares of Series B Convertible Preferred Stock in May 1999.

(2) After deducting the estimated offering expenses payable by us, including the underwriting discount.

(3) Assumes that none of our outstanding options or warrants are exercised and assumes the conversion of 5,277,779 shares of Series B Convertible Preferred Stock which are convertible into shares of common stock on a one-for-one basis.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     You should read the following selected consolidated financial and operating data with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which can be found elsewhere in this prospectus. The selected consolidated statements of operations data presented below for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by KPMG LLP (1996) and Arthur Andersen LLP (1997 and 1998), independent auditors.

                                                                              QUARTER ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                         ------------------------------    -------------------
                                          1996       1997        1998       1998        1999
                                         -------    -------    --------    -------    --------
                                                   (AUDITED)                   (UNAUDITED)
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.....................  $     1    $ 3,791    $ 18,249    $ 2,846    $  8,401
Cost of operating revenues.............      305      3,928      17,129      2,371       8,483
Selling, general and administrative
  expenses.............................      841      6,440      17,877      2,562       7,727
Loss from operations...................   (1,554)    (7,851)    (21,995)    (2,954)    (11,293)
OTHER FINANCIAL DATA:
EBITDA(1)..............................  $(1,145)   $(6,577)   $(16,757)   $(2,087)   $ (7,809)
Capital expenditures...................    3,659     22,641      97,101     10,671      15,240
OPERATING DATA (END OF PERIOD):
Total access lines in service..........       50     15,590      47,744     20,924      65,147
Central office collocation sites.......        9         25         207         29         233
Switches in service....................        1          3           7          3           7

                                                                AS OF MARCH 31, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                               (DOLLARS IN THOUSANDS)
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and investments available-for-sale
  (excluding restricted investments)........................  $ 55,307      $219,907
Restricted investments......................................    39,929        39,929
Property and equipment, net.................................   128,136       128,136
Total assets................................................   237,553       402,153
Long-term debt..............................................   157,286       157,286
Series B Convertible Preferred Stock........................        --        46,500
Stockholders' equity........................................    48,649       166,749

-------------------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

(2) Gives effect to the issuance of 5,277,779 shares of Series B Convertible Preferred Stock in May 1999 and to this offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with our financial statements and the notes related to our financial statements, each of which can be found elsewhere in this prospectus. The results shown in this prospectus do not necessarily indicate the results to be expected in any future periods. This discussion contains forward-looking statements. We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. Our actual results may differ from those anticipated due to a number of factors, including those described in the section entitled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We began providing competitive local dialtone services to small business and residential customers in December 1996 and began offering long distance services by February 1998. Currently, we have switches fully operational in Las Vegas, Atlanta, Chicago, southern Florida, and in selected areas of southern California, including Los Angeles and San Diego.

     Our 1997 revenues were generated from sales of communications services consisting primarily of local phone service, switched access billings and non-recurring charges, principally installation charges. In 1998 and first quarter 1999, long distance services also contributed to our revenue base.

     Our principal operating expenses consist of cost of operating revenues, selling, general and administrative costs and depreciation and amortization expense. Cost of operating revenues consists primarily of access charges, line installation expenses, transport expenses, compensation expenses of technical personnel, long distance expenses and collocation lease expenses. Selling, general and administrative expenses consist primarily of compensation expenses, advertising, provision for bad debts, professional fees and office rentals. Depreciation and amortization expense includes depreciation of switching and collocation equipment as well as general property and equipment.

     During 1998, we expanded significantly with the installation of four additional switches and the build-out of 182 additional collocation sites. As expected, both cost of operating revenues and selling, general and administrative costs increased as many of the fixed costs of providing service in new markets are incurred before significant revenue can be generated from those markets. In addition, we incurred significant marketing costs to build our initial base of customers in our new markets.

     Building and expanding our business has required and will continue to require us to incur significant capital expenditures primarily consisting of the costs of purchasing switches, associated equipment and land for switching sites and constructing buildings or improving leased buildings to house our switching and collocation facilities. As part of our "smart build" network strategy, we purchased and installed host switches in each of our markets while leasing the means of transporting voice and data traffic from these switches to our customers' telephones or other equipment. We believe this facilities-based strategy, while initially increasing our level of capital expenditures and operating losses, will enhance our long-term financial performance in comparison to a resale strategy.

     We have experienced operating losses and generated negative cash flow from operations since inception and expect to continue to generate negative cash flow from operations for the foreseeable future while we continue to expand our network and develop our product offerings and customer base. There can be no assurance our revenue or customer base will grow or that we will be able to achieve or sustain positive cash flow from operations. See "Risk Factors -- We expect our losses to continue."

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 1999 VS. 1998

     Total operating revenues increased to $8.4 million for the quarter ended March 31, 1999 as compared to $2.8 million for the quarter ended March 31, 1998. The 195% increase is a result of the increase in the number of lines in service and increased long distance service revenue. We had 65,147 lines in service at the end of the first quarter 1999 as compared to 20,924 lines in service at March 31, 1998, a 211% increase.

     Cost of operating revenues for the quarter ended March 31, 1999 was $8.5 million as compared to $2.4 million for the quarter ended March 31, 1998. The 258% increase is due to the increased number of lines in service and installation and operational expenses associated with the expansion of our network.

     For the quarter ended March 31, 1999, selling, general and administration expenses totaled $7.7 million, a 202% increase over the $2.6 million for the quarter ended March 31, 1998. The increase is a result of increased costs attributable to marketing and delivering our service and supporting our continued network expansion.

     For the quarter ended March 31, 1999, depreciation and amortization was $3.5 million as compared to $0.9 million for the quarter ended March 31, 1998. This increase is a result of placing additional assets in service to support the planned build-out of our network.

     Gross interest expense for each of the quarters ended March 31, 1999 and March 31, 1998 totaled $5.6 million. Interest capitalized for the quarter ended March 31, 1999 increased to $1.0 million as compared to $0.1 million for the quarter ended March 31, 1998. This increase is due to the increase in switching equipment under construction. Gross interest expense is primarily attributable to the 13% Senior Secured Notes due 2004 (the "Senior Secured Notes") we issued in September 1997.

     Interest income was $1.5 million during the quarter ended March 31, 1999 compared to $2.2 million for the quarter ended March 31, 1998. The 31% decrease is a result of the decrease in cash and investments since March 31, 1998. Cash and investments have been used to purchase switching equipment, pay interest on our Senior Secured Notes and fund operating losses.

     We incurred net losses of $14.2 million during the first quarter 1999 and $6.3 million during the first quarter 1998.

YEAR ENDED DECEMBER 31, 1998 VS. 1997

     Total operating revenues for the year ended December 31, 1998 were $18.2 million as compared to $3.8 million for the year ended December 31, 1997. The 381% increase is a result of the installation of four additional switches, an increase in the number of lines in service and the introduction of long distance service in early 1998. We provided communications services in only Las Vegas until December, 1997 when we initiated service in Atlanta and southern California. As a result of our network expansion, during 1998 we began to offer service in Chicago and additional areas of southern California, including Los Angeles and San Diego. We had 47,744 lines in service as of December 31, 1998 as compared to 15,590 lines in service as of December 31, 1997, a 206% increase.

     Cost of operating revenues for the year ended December 31, 1998 was $17.1 million as compared to $3.9 million for the year ended December 31, 1997. The 336% increase is due to the increased number of lines in service during 1998, network expenses associated with long distance service, and installation and operational expenses associated with the significant expansion of our network.

     For the year ended December 31, 1998, selling, general and administrative expenses totaled $17.9 million, a 178% increase over the $6.4 million for the year ended December 31, 1997. The increase in expenses resulted from increased costs attributable to marketing of services, delivering our service and supporting our continued network expansion.

     For the year ended December 31, 1998, depreciation and amortization was $5.2 million as compared to $1.3 million for the year ended December 31, 1997. This increase is a result of placing additional assets in service during the period to support our planned build-out of our network. As of December 31, 1998 we had seven operational switches and 207 collocation sites built out as compared to three switches and 25 collocations sites as of December 31, 1997.

     Interest expense for fiscal 1998 totaled $19.1 million as compared to $5.5 million for fiscal 1997. The increase is primarily attributable to a full year of interest incurred on the Senior Secured Notes we issued in September 1997.

     Interest income was $8.8 million for the year ended December 31, 1998 compared to $2.5 million for the year ended December 31, 1997. The income is attributable to earnings on investments made with the proceeds from the issuance of the Senior Secured Notes and with the proceeds from the sale of our common and preferred stock.

     We incurred net losses of $32.1 million during 1998 and $10.8 million during 1997.

YEAR ENDED DECEMBER 31, 1996

     Our operations before December 1996 were limited to start-up activities and, as a result, our revenues and expenditures for the period were not indicative of anticipated revenues which may be attained or expenditures which may be incurred by us in future periods. We did not begin revenue-generating operations until December 1996. As a result, any comparison of the year ended December 31, 1997 with the year ended December 31, 1996 would not be meaningful.

     During the year ended December 31, 1996, we generated $1,000 in operating revenues as a result of commencing service during the month of December. We had cost of operating revenues of $0.3 million which represents primarily fixed costs. In addition, we incurred other operating expenses, including depreciation and amortization, of $1.3 million in connection with the commencement of operations and the build-out of our network. These expenses consisted primarily of payroll expenses, professional fees, expenses related to the introduction of initial service and a one-time write-off of purchased software.

     We earned interest income in the period of $0.1 million.

     As a result, we incurred a net loss in the period of $1.5 million. This loss is primarily attributable to the expenses incurred in connection with the initial development of our business.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations require substantial capital investment for the purchase of communications equipment and the development and installation of our network. Capital expenditures were $15.2 million for the quarter ended March 31, 1999, $97.1 million for the year ended December 31, 1998 and $22.6 million for the year ended December 31, 1997. We expect we will continue to require substantial amounts of capital to fund the purchase of the equipment necessary to continue expanding our network footprint in our existing markets and to develop new products and services. In addition, we expect to enter new markets during 2000. We expect capital expenditures of approximately $400 million over the next five years, including $45.1 million of capital expenditures expected during the last six months of 1999, which will be funded from cash on hand and public or private debt or equity financing. In addition, we are currently evaluating financing proposals from vendor and equipment lease financing companies. We cannot assure you that we will be successful in raising sufficient debt or equity capital on acceptable terms.

     From our inception through September 1997, we raised approximately $17.8 million from private sales of common stock.

     In September 1997, we completed a $160.0 million offering of Senior Secured Notes and warrants to purchase 862,923 shares of common stock (after giving effect to anti-dilution adjustments). At the closing of the sale of the Senior Secured Notes, we used approximately $56.8 million of the net proceeds from the sale of the Senior Secured Notes to purchase a portfolio of securities that has been pledged as security to cover the first six interest payments on the Senior Secured Notes. In addition, we have granted the holders of the Senior Secured Notes a security interest in a substantial portion of our communications equipment.

     In November 1997 and January 1998, we issued an aggregate of 6,571,427 shares of Series A Convertible Preferred Stock at $3.50 per share for net proceeds of $21.6 million.

     We completed our initial public offering of common stock on May 15, 1998. We sold a total of 4,025,000 shares of our common stock to the public and received net proceeds of $63.0 million. In connection with the initial public offering of our common stock, we reduced the number of authorized and outstanding shares of our common stock by 40%. Our outstanding shares of preferred stock were converted into 3,942,856 shares of common stock upon our initial public offering.

     In May 1999, we issued 5,277,779 shares of Series B Convertible Preferred Stock at $9.00 per share for net proceeds of approximately $46.5 million.

     In addition, we are currently negotiating a vendor facility to finance at least $20 million of DSL equipment. We cannot assure you that we will be able to obtain this vendor financing in a timely manner, on terms we consider acceptable or at all.

     The substantial capital investment required to initiate services and fund our initial operations has exceeded our operating cash flow. This negative cash flow from operations results from the need to establish our network in anticipation of connecting revenue-generating customers. We expect to continue recording negative cash flow from operations for a period of time because we are continuing network expansion activities. We cannot assure you we will attain break-even cash flow from operations in subsequent periods. Until sufficient cash flow from operations is generated, we will need to use our current and future capital resources to meet our cash flow requirements and may be required to issue additional debt and/or equity securities. We expect our available cash and the proceeds of this offering should be adequate to fund our operations and planned capital expenditures through the end of the third quarter 2000. The indenture governing the Senior Secured Notes and the terms of our Series B Convertible Preferred Stock impose restrictions upon our ability to incur additional debt or issue preferred stock.

IMPACT OF YEAR 2000

     The year 2000 issue, commonly referred to as Y2K, is a result of the way some computer systems store dates. In many cases, when a date is stored by a computer, a two digit field has been used to store the year (i.e., 01/01/98 = January 1, 1998). The system assumes that the first two digits in the year field are "19." With the end of the century approaching, those same systems should reflect 01/01/00 as being "January 1, 2000." However, a non-compliant system will read 01/01/00 as January 1, 1900.

     We have been focused on year 2000 issues since our inception in 1996. In recognition of the priority associated with the year 2000 issue, we have established a Year 2000 Project Team at the corporate level to lead the year 2000 effort. Since we are young, much of the hardware and software currently in place was purchased with Y2K readiness in mind. However, in most cases, we have relied on representations of our vendors as to the Y2K compliance of the hardware and software we have purchased. We cannot assure you the vendor representations we relied upon are accurate or complete or that we will have recourse against any vendors whose representations prove misleading.

     Our Y2K plans include a number of phases designed to evaluate the Y2K readiness of our network and computer systems. We have completed the inventory and assessment of all network and information systems and have begun the renovation and testing phases. Renovations of mission critical components of our network and operations support system for Year 2000 compliance were completed in June 1999. We will continue integration testing throughout the remainder of 1999. Subject to additional compliance testing, we believe our essential processes, systems and business functions will be ready for the 1999 to 2000 transition.

     Our significant vendors, including our major communications equipment suppliers, have assured us their applications are year 2000 compliant. Our business also relies on other third parties. The ability of third parties upon whom we rely to adequately address their year 2000 issues is outside our control. However, we are coordinating efforts with these parties to minimize the extent to which our business will be vulnerable to their failure to remediate their own year 2000 issues. We cannot assure you the systems of the third parties will be modified on a timely basis. Our business, financial condition and results of operations could be materially adversely affected by the failure of the systems and applications of third parties to properly operate after 1999.

     We are in the process of developing contingency plans should mission critical systems fail as a result of Y2K issues.

     In a recent SEC release regarding year 2000 disclosure, the SEC stated that public companies must disclose the most reasonably likely worst case year 2000 scenario. Although it is not possible to assess the likelihood of any of the following events, each must be included in a consideration of worst case scenarios: widespread failure of electrical, gas and similar suppliers serving us; widespread disruption of the services provided by common carriers; similar disruption to the means and modes of transportation for our employees, contractors, suppliers and customers; significant disruption to our ability to gain access to, and remain working in, office buildings and other facilities; the failure of substantial numbers of our critical computer hardware and software systems, including both internal business systems and systems controlling operational facilities such as electrical generation, transmission and distribution systems; and the failure of outside entities' systems, including systems related to banking and finance.

     If we cannot operate effectively after December 31, 1999, we could, among other things, face substantial claims by customers or loss of revenue due to service interruptions, inability to fulfill contractual obligations or to bill customers accurately and on a timely basis, as well as increased expenses associated with litigation, stabilization of operations following critical system failures and the execution of contingency plans. We could also experience an inability by customers and others to pay, on a timely basis or at all, obligations owed to us. Under these circumstances, the adverse effects, although not quantifiable at this time, could be material.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The American Institute of Certified Public Accountants recently issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. We currently expense all start-up costs as incurred and consequently, the application of SOP 98-5 will have no material impact on our financial statements.

                                    BUSINESS

MGC COMMUNICATIONS

     We are a growing communications company currently offering local dialtone, long distance and other voice services to small business and residential customers. We expect to offer bundled voice and high-speed data services using DSL technology in some of our markets later this year. We have one of the largest collocation footprints, with 233 central office collocation sites providing us access to approximately 12.8 million addressable lines, including an estimated 4.0 million small business lines. We currently deliver our services in the metropolitan areas of Atlanta, Chicago, Las Vegas, southern Florida and selected areas of southern California, including Los Angeles and San Diego. We have interconnection agreements with five ILECs: Ameritech, BellSouth, GTE, PacBell and Sprint. At the end of the first quarter of 1999, we had 79,332 customer lines sold, of which 65,147 lines were in service. During 1999, we plan to continue expanding our network to over 300 central office collocation sites providing access to approximately 17 million addressable lines.

     We were one of the first CLECs to implement a "smart-build" strategy, building and owning the intelligent components of our network -- switches and collocation facilities -- while leasing unbundled loops and transport from other common carriers. For an explanation of certain terms used in this prospectus to describe our network and its components, please read the section entitled
"-- Network Architecture and Technology." We believe this "smart-build" strategy has allowed us to quickly establish a large collocation footprint at a comparatively low cost while maintaining control of access to our customers. Having executed our "smart-build" strategy, we are well-positioned to serve the growing demand from small business customers for communications services.

     The rapid growth of the Internet has fueled demand from small businesses for access to high-speed data services. To meet this growing demand, we expect to use our current network infrastructure to offer a bundled voice and high-speed data product over a single copper unbundled loop by implementing DSL as a data transport solution. On average, DSL technology increases the transport capacity of standard copper telephone lines by 24 times. This increased capacity will allow us to meet the growing demand for high-speed data services and to deliver multiple voice telephone lines to a customer using a single unbundled loop which we lease from the ILEC. By using a single unbundled loop to deliver a bundled voice and high-speed data product, we expect to significantly reduce the per line costs of provisioning customer lines and the associated leased transport and unbundled loop costs. These savings should allow us to offer a value-priced package of services to our customers. Several of our customers are testing our bundled voice and high-speed data product, which is delivered via DSL. We plan to offer this product to small businesses in select markets later this year.

MARKET OPPORTUNITY

     We believe we have a significant market opportunity as a result of the following factors:

  Impact of the Telecommunications Act of 1996

     The Telecommunications Act of 1996 allows CLECs to use the existing infrastructure established by ILECs, as opposed to building a competing infrastructure at significant cost. The Telecommunications Act requires all ILECs to allow CLECs to collocate their equipment in the ILEC's central offices. This enables CLECs to access customers through existing telephone line connections. The Telecommunications Act creates an incentive for ILECs that were formerly part of the Bell system to cooperate with CLECs by precluding these ILECs from providing long distance service in their region until regulators determine there is a significant level of competition in the ILEC's local market. See "-- Government Regulations."

  Needs of Small Businesses for Integrated Communications Solutions

     Many small businesses have no cost-effective alternative to dial-up modems for Internet access. As a result, these businesses must contend with productivity limitations associated with slow transmission speeds. In addition, to meet their communications needs, small businesses are subject to the cost and complexity of utilizing multiple service providers: local dialtone providers, long distance carriers, Internet service providers and equipment integrators. We believe these businesses can benefit significantly from an integrated cost-effective communications solution delivered by a single service provider.

  Growing Market Demand for High-Speed Data Services

     The popularity of the Internet with consumers and the development of the Internet as a commercial medium have driven the demand for high-speed data services. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. To remain competitive, small businesses increasingly need high-speed data and Internet connections to access critical business information and communicate more effectively with employees, customers, vendors and business partners. High-speed digital connections are also becoming increasingly important to businesses and consumers as more information and applications become available on the Internet.

  Emergence of DSL Technology

     DSL technology emerged in 1990 and is now commercially available. DSL technology dramatically increases the data, voice and video carrying capacity of standard copper telephone lines. Because DSL technology uses existing copper telephone lines, a broad network deployment can be implemented rapidly and requires a lower initial fixed investment than some existing alternative technologies. In addition, since a significant portion of the expense associated with a DSL network is incurred only when a new customer is added to the network, capital is efficiently deployed.

THE MGC SOLUTION

     We believe we offer an attractive communications solution to small business and residential customers. In developing our solution, we have attempted to include elements intended to create customer loyalty. Key aspects of our solution include:

     Simple, Competitive Flat Rate Packages. We offer our customers simple, value-priced solutions for their communications requirements, all on a single bill. Today we offer high quality basic communications products and services, including local dialtone, custom calling features, long distance and dial-up Internet access, at discounted prices. Our flat rate, bundled packages eliminate the need for our customers to choose among a broad array of communications options.

     "One-Stop" Communications Solutions. Through the implementation of DSL technology, we expect to offer a "one-stop" communications solution for our customers, which will include our current communications products bundled with high-speed data access. Our customers will have a single point of contact for a complete package of services, eliminating the need for our customers to manage multiple vendors.

     Service Reliability. We are able to offer our customers a high degree of service reliability through efficient, timely execution of provisioning unbundled loops due to our mature relationships with five ILECs. We believe the introduction of DSL technology will enable us to further improve our service reliability by simplifying the provisioning process. Moreover, our customer service center is staffed to respond promptly to customer inquiries 24 hours a day, seven days a week.

BUSINESS STRATEGY

     Continued Rapid Service Rollout. Our strategy is to address the greatest percentage of our targeted customers as quickly as possible and gain market share. To accomplish this, during 1999, we plan to expand the coverage of our network within our existing markets to over 300 central office collocation sites. During 2000, we plan to expand into approximately 20 new markets and add over 250 central office collocation sites. Our central office collocation build-out program is designed to allow us extensive coverage in all the markets we enter. By positioning ourselves to be the first provider of bundled voice and data services to small business customers in our markets, we expect to attract many "early adopter" customers that are interested in high-speed Internet and data access. See "-- Markets."

     Focused Sales and Marketing Effort. To date, we have demonstrated an ability to sell and provision our services to small business and residential customers. We achieved this through a direct sales force, vendor programs and targeted advertising. Our objective for 1999 is to expand significantly our direct sales force to provide increased sales coverage of our extensive network footprint. We plan to grow our direct sales force from 66 at March 31, 1999 to over 130 by year end 1999. Additionally, we will continue developing relationships with third party agents or vendors as a complement to our direct sales channels. Our simplified, packaged product set enables us to easily train our sales force and decreases the time required to market and sell our services. With the introduction of our bundled voice and data solution, our sales force can target the small business market segment with a total communications solution.

     Deployment of DSL Solution. We are developing and intend to deploy a high-speed data solution within our existing network. This solution will transport multiple voice lines and high-speed data over one unbundled loop using DSL technology. Our physical presence in ILECs' facilities allows us access to unbundled loops which is critical to deploying our DSL product set. The integration of DSL into our existing network is accomplished by installing advanced equipment in our host switch sites, collocation facilities and customer sites. This next-generation product is expected to allow us a first-to-market advantage with a unique product set providing all of a customer's voice and data needs, billed on one statement from a single source.

     Targeting Small Business Users. Based on unbundled loops in service, we believe the small business customer base is a large and rapidly growing segment of the communications market in the United States. We target suburban areas of large metropolitan markets because these areas have high concentrations of small businesses. By introducing a bundled voice and data solution and placing more focus on small business sales, we believe we will gain a competitive advantage over the ILEC, our primary competitor for these customers.

     Capital Efficient Network. We were one of the first competitive local exchange carriers to implement a network strategy of purchasing and installing switches, collocating in the central offices of the ILEC and leasing the necessary transport. We believe this network deployment strategy provides a capital efficient build-out plan and an attractive return on our invested capital. DSL technology is highly compatible with our existing network and will allow us to reduce significantly the number of unbundled loops we lease. Additionally, we are testing a new switching device from Lucent known as Pathstar(TM). This next generation switch is significantly smaller and less expensive than the switches we have deployed to date and we envision installation of this or similar devices in our new markets to extend the intelligence that determines where to route traffic further into our network. We expect this decentralized switching approach will allow us greater efficiencies in our network.

     Sophisticated Operations Support System. We have developed a comprehensive, proprietary operations support system to manage our business. Our proprietary system provides integrated features addressing substantially all aspects of our business, including customer care, billing and collections, general ledger, payroll, fixed asset tracking, and personnel management. We believe our system is adaptable to changing circumstances and multiple ILEC provisioning systems, and can be scaled to support our operations throughout our planned growth.

     Customer Access Control. By connecting the unbundled loop connection from our customer's site to our central office collocation, we effectively place the customer on our network. This connection serves as the platform for delivering our current and future communications services to our customers. Any future changes our customers want to make to their services, including purchasing more services from us, are under our direct control. The one exception is for repairs, which are infrequent but may require the participation of the ILEC's network maintenance staff.

     Timely and Accurate Provisioning for Our Customers. We believe one of the keys to our success is effectively managing the provisioning process so new customers are transferred from the ILEC's network to ours in an accurate and timely fashion. Towards this goal, we have committed significant time and resources to designing more efficient provisioning processes with each of the ILECs, particularly automated interfaces. Since 1998, we have been developing and implementing electronic order interfaces designed to improve provisioning performance by eliminating manual keying of information and the need to fax paper orders back and forth. As an illustration, we are finalizing testing of an interface with BellSouth which provides real-time access to customer information as well as real-time order entry and confirmation.

     As we deploy DSL technology throughout our network, the provisioning process will become easier for us and more transparent for our customers. With DSL technology in place, one copper loop will provide enough capacity for multiple voice and data connections at the customer's premises. Therefore we will be provisioning far fewer lines, making us significantly less dependent on the ILEC for placing our customers in service.

     Quality Customer Service. We believe providing quality customer service is essential to offering a superior product to our customers and creating customer loyalty. A service representative is assigned to each business customer to coordinate conversion of service and handle any post-installation issues. In addition, we have a centralized call service center operating 24 hours a day, seven days a week which handles general billing, customer care and related issues for all of our customers. The service representatives use our proprietary operations support system to gain immediate access to our customers' data, enabling quick responses to customer requests and needs at any time. This system allows us to present our customers with one fully integrated monthly billing statement for all communication services.

PRODUCTS AND SERVICES

     To date, we have focused on offering basic telephone services to our small business and residential customers. These services include switched local dialtone, direct dial long distance and custom calling features such as voice mail, call waiting and call forwarding. To capitalize on the growing demand of small business and residential customers for Internet and data services, we intend to introduce an Internet access portal known as MGCi.com in the second quarter of this year and high-speed data access using DSL technology in some of our markets later this year. The chart below shows our current offerings and our planned bundled service solution:

     TARGET CUSTOMER       CURRENT SERVICE OFFERINGS    PLANNED SERVICE OFFERINGS
     ---------------       -------------------------    -------------------------
Small Business...........  Local Dialtone               Local Dialtone
                           Custom Calling Features      Custom Calling Features
                           Direct Dial Long Distance    Direct Dial Long Distance
                                                        Inbound 8XX Service
                                                        Calling Cards
                                                        MGCi.com
                                                        High-Speed Data Services
Residential..............  Local Dialtone               Local Dialtone
                           Custom Calling Features      Custom Calling Features
                           Direct Dial Long Distance    Direct Dial Long Distance
                                                        MGCi.com
                                                        High-Speed Data Services

     All of our local services are, and all of our high-speed data services will be, delivered over our network. Our long distance service is delivered through resale agreements with various vendors. We offer everyday prices of $.10 per minute or less for continental United States direct dial long distance calls and more attractive rates for customers with greater volumes. We bill domestic calls in six-second increments. To obtain our flat rate long distance prices, a customer must purchase our local dialtone service. Additionally, we provide operator and directory services, 911 services and Yellow Page and White Page listings for our customers through agreements with various ILECs and long distance carriers in our markets.

MARKETS

     We currently operate in Las Vegas, Atlanta, Chicago, southern Florida and selected areas of southern California, including Los Angeles and San Diego. As of March 31, 1999, we had 233 central office collocation sites providing access to approximately 12.8 million addressible lines in these markets. The chart below shows the distribution of our central office collocation sites within these markets.

MARKET AREA                              COLLOCATION SITES    ADDRESSABLE LINES
-----------                              -----------------    -----------------
Southern California....................         123              7.2 Million
Atlanta................................          36              1.9 Million
Chicago................................          39              1.8 Million
Southern Florida.......................          17              1.0 Million
Las Vegas..............................          18               .9 Million
          TOTALS.......................         233             12.8 MILLION

     During 1999, we plan to expand the coverage of our network within our existing markets. During 2000, we plan to expand into approximately 20 new markets. When evaluating new markets, we consider:

     - The demographics of the market, specifically the presence of clusters of ILEC central offices with high concentrations of small business lines. We have cross-indexed a database of 10 million small businesses against a database of ILECs' central offices providing unbundled loops to these businesses to determine the most attractive central office sites for our future expansion. This research assists in identifying the central offices which will afford us access to our target customers for bundled voice and high-speed data services; and

     - Our ability to reduce implementation risks by using our existing relationship with an ILEC to enter new markets within the ILEC's service territory.

     Based on the criteria outlined above, the chart below lists the states and estimated number of markets we have identified for expansion during 2000 and the planned time period for the commencement of operations in the first of those markets. The timing and order of our entering into new markets may vary and will depend on market conditions, ILEC cooperation and other factors. We cannot assure you we will begin to offer our services in each of the markets or at the times indicated below.

                                    NUMBER OF               PLANNED
              STATE                NEW MARKETS         OPERATIONAL DATE
              -----                -----------         ----------------
California                            Four            First Quarter 2000
Michigan                              Three           First Quarter 2000
Ohio                                  Two             First Quarter 2000
Texas                                 Five            First Quarter 2000
Wisconsin                             One             First Quarter 2000
Florida                               Three           Second Quarter 2000
Tennessee                             Two             Third Quarter 2000

SALES AND MARKETING

     We concentrate our sales and marketing efforts on users of basic communications services. We target:

     - Small business customers that typically have between three and 24 lines;

     - Single family residential users;

     - Pay phone operators; and

     - Multi-dwelling and multi-business unit owners and managers.

     Our highly focused marketing efforts seek to generate well-managed, profitable growth through increased market share with minimal customer turnover. Our current sales programs include direct sales efforts, programs with agents and vendors, telemarketing and targeted advertising.

     With the introduction of our bundled voice and high-speed data solution, we will be putting more emphasis on direct sales to small business prospects. Due to the simplicity of our bundled voice and data solution, we will not need to incur extensive costs to retrain our existing sales force.

     As of March 31, 1999, we employed 61 local sales personnel and five national sales personnel. We expect the size of our sales force to increase substantially during 1999 as we introduce our bundled high-speed data offering. During the fourth quarter of 1998, we implemented a "team" sales approach in our Las Vegas market. We plan to implement this approach in each of our local markets during 1999. Each team will consist of two sales representatives, one business service representative, one telemarketer and one field technician. The telemarketer and sales representatives will work from lead lists which specifically identify small business prospects located within the service area of our collocation sites. The telemarketer will solicit leads and schedule appointments and, when practical, close sales over the phone. Our business service representative will act as the liaison between the small business customer and our operational personnel to effect a coordinated transfer of service from the ILEC's network to our network. The field technician will be responsible for the installation of the customer premise equipment. Our national sales force is responsible for identifying and soliciting owners and managers of multi-dwelling and multi-business units and pay phone operators.

     To complement our local and national sales force, we use established telephone equipment vendors to market our local and long distance services in conjunction with equipment sales to business customers. We believe this distribution channel will become more productive for us in the near future with the introduction of our bundled voice and high-speed data solution.

NETWORK ARCHITECTURE AND TECHNOLOGY

     Network Architecture. In building our network we have implemented a "smart-build" strategy, building and owning the intelligent components of our network -- switches and collocation facilities -- while leasing transport from other common carriers. We use three basic types of transport: first, we lease unbundled loops which connect a customer to our collocated facilities in an ILEC's central office; second, we lease local transport which connects our collocation equipment to our switches; and third, we lease long distance transport to support our dedicated fully digital, packet switched voice and data Asynchronous Transfer Mode ("ATM") backbone which connects our switches to each other and our customers' long distance calls to national and international destinations. We believe this network strategy provides us an efficient capital deployment plan and an attractive return on our invested capital.

     DSL technology is highly compatible with our existing network and will allow us to reduce significantly the number of unbundled loops we lease. The diagram below depicts the configuration of our network in each of our existing markets.
                      [artwork of collocation & switches]

     We believe leasing unbundled loops, the traditional copper loop connection from the ILEC's central office to the end user, provides a cost-effective solution to gaining control of access to the customer. Leasing costs are not incurred until we have acquired a customer and revenue can be generated.

     It is our experience that the local transport capacity required to connect our collocation sites to our switches and the long distance transport required to connect our customers' calls to the Internet or other telephones is available at reasonable prices in all of our markets. Because local and long distance transport have become readily available services, we have focused our efforts on installing and owning switches and collocation facilities and on selling and provisioning unbundled loops. See "Risk Factors -- We depend on incumbent carriers for collocation and transmission facilities."

     In 1996, we installed our first Nortel DMS-500 digital switch in Las Vegas. By the end of 1998, we had seven operational DMS-500 switches installed. The DMS-500 system offers a flexible and cost effective means for us to provide both local and long distance services. We are currently testing a smaller and less costly switching device known as Pathstar(TM), developed by Lucent Technologies. Pathstar(TM) is an ATM switching device that allows us to extend the intelligence that determines where to route traffic onto our network. This decentralized switching approach, as opposed to our current installed network which uses one large switch for multiple collocations, should allow us to make more efficient use of our network. The early results look promising and we envision our expansion in 2000 and beyond being supported by Pathstar(TM)-type switching devices located in our collocation sites which we expect will interact fully with our current and future DSL equipment. Our seven installed switches are connected to each other via an ATM transport backbone. ATM is a high-speed transport technology which carries traffic in fully digital, fixed-length data packets and allows both voice and data to be transported over a single connection at high speeds and at reasonable costs. The introduction of DSL technology into our existing network will create a network where voice and data are transported exclusively in digital form, from the customer's location to our collocation and from the collocation to our switch. End-to-end digital transport will permit us to support more traffic with less incremental cost and, as a result, should improve operating margins.

     To connect our switches to our unbundled loops, we lease local transport and install collocation equipment in the ILEC's central offices where the unbundled loops originate and terminate. The installation of this equipment in the ILEC's central office is referred to as "collocating," "collocations" or "collocated facilities." Once collocation equipment is installed, we initiate service to a customer by arranging for the ILEC to physically disconnect the unbundled loop from its equipment and reconnect the unbundled loop to our collocation equipment. This connection serves as the platform for delivering our current and future communications services to our customers because once the ILEC has connected a customer's unbundled loop to our collocation equipment, we have direct access to that customer. Any future changes our customers want to make to their services, including purchasing more services from us, are under our direct control. The one exception is for repairs, which are infrequent, but which may require the participation of the ILEC's network maintenance staff.

     We have increased our central office collocations from nine as of December 31, 1996 to 233 as of March 31, 1999. We believe the expertise we have developed in applying for, building and maintaining collocation facilities will allow us to efficiently handle our planned network expansion including the installation of collocation equipment required for our planned deployment of DSL technology. We expect to install DSL equipment at most of our collocation sites during 1999.

     We intend to overlay DSL technology into our existing network to provide a bundled voice and high-speed data solution. This will be accomplished by installing DSL equipment in our host switch sites, collocation sites and at our customers' sites. The diagram below depicts how our network will be configured after DSL technology is installed in an existing market.
                          [DSL technology Flow Chart]

     This technology is expected to let us deliver voice and data services over a single unbundled loop and is expected to provide substantial cost savings as well as provide significant bandwidth when compared to our current network. Using DSL technology, we expect to deliver transport speeds of up to 1.5 million bits per second ("Mbps"), the equivalent of 24 voice grade lines, over a single traditional copper line. Our DSL equipment will be programmed to allocate the available bandwidth. For example, voice transmissions are carried at 64 thousand bits per second ("Kbps"); if a customer has 12 lines (the current configuration of our equipment installed at our customers' sites) and all are in use concurrently, then 768 Kbps of the 1.5 Mbps will be allocated for voice transmission and the remaining 732 Kbps will be available for data transmission. To ensure the quality of our service offering we intend to initially offer the service only to customers located within an approximate three-mile radius of a collocation facility.

     We believe this technology, when implemented, will significantly reduce our customers' implementation risk and our per line transport costs by reducing the number of unbundled loops which must be leased from, and provisioned by, the ILEC in order to deliver our services to a customer. For example, if a customer today has 12 lines, we must order and provision through the ILEC 12 individual unbundled loops. If the same customer were to connect to our bundled voice and data package, we would simply convert one of their existing lines to our DSL equipment, provide the same number of voice circuits to the customer and notify the ILEC to cancel the remaining 11 unbundled loops. Also, we expect that future additional products and services designed around the increased bandwidth provided by DSL technology will generate incremental revenue with attractive margins.

     Interconnection Agreements and CLEC Certifications. We have interconnection agreements with Sprint for Nevada, BellSouth for Georgia and Florida, GTE and PacBell for California and Ameritech for Illinois. These agreements expire on various dates through July 2000. We are certified as a CLEC in Illinois, Georgia, Nevada, California, Florida and Massachusetts.

     DSL Equipment Vendors. To deploy DSL technology in our existing network, we have executed, or are in the process of negotiating, agreements with multiple vendors for the purchase of DSL equipment which will be installed at our host switch sites, collocation facilities and customer sites. To maximize the flexibility of our network architecture, equipment costs and product offerings to customers, we are working with various DSL equipment vendors. These vendors include sole source manufacturers which can provide proprietary equipment for all of our DSL needs and vendors who manufacture components only, such as manufacturers of the equipment required at our collocation facilities and manufacturers of customer premise equipment. The component DSL equipment is compatible with DSL equipment provided by other manufacturers and with our current DMS-500 switches and planned ATM switches. Because the DSL technology employed by each DSL vendor we are working with is standard, our ultimate selection of a DSL equipment vendor or vendors will be based on a number of factors, including network and operating flexibility and economic issues. All of the vendors we are currently working with have indicated they are capable of providing the functionality we plan to offer as a product to our targeted customers.

SERVICE DEPLOYMENT AND OPERATIONS

     Customer Service. We strive to provide high quality customer service through:

     - Personnel. Our customer service representatives and sales personnel are well trained and attentive to our customers' needs.

     - Call Center. Our centralized customer service center in Las Vegas operates 24 hours a day, seven days a week. Calls from our customers are answered and responded to with minimal wait time.

     - Coordination of Service Provisioning. We coordinate service installation with our customer and the ILEC to ensure a smooth transition of services from the ILEC to us.

     - Close Customer Contact. We proactively monitor our network and keep our customers informed of installation or repair problems and allocate the necessary resources to resolve any problems.

     - Billing. We provide our customers with accurate, timely and easily understood bills.

     Process Automation. We have developed a comprehensive operations support system to manage our business. This proprietary system provides integrated features addressing substantially all aspects of our business including customer care, billing and collections, general ledger, payroll, fixed asset tracking and personnel management. In addition, in 1998, to improve provisioning performance, we began developing electronic interfaces with five ILECs to reduce the need to manually process orders.

     When a new customer orders our service, we track the progress of the order with electronic or fax updates from the ILEC. Our installation personnel follow the customer's order, seeking to ensure the installation date is met. Additionally, customer service representatives are able to handle all other customer service inquiries, including billing questions and repair calls, with the information available from our integrated system.

     The billing component of our operations support system is designed to track and bill all forms of local service, including line and feature charges as well as long distance charges. We can accommodate business customers desiring a single bill for many locations, summary bills without detail or a number of other types of customized bills. We can deliver bills to our customers in a number of alternative media including electronic files and during 1999, on-line inquiry through our Website.

GOVERNMENT REGULATIONS

  Overview

     Our services are regulated at the federal, state and local level. The FCC exercises jurisdiction over all facilities of, and services offered by, communications common carriers like us, as long as those facilities are used in connection with interstate or international communications. State regulatory commissions have some jurisdiction over most of the same facilities and services if they are used in connection with communications within states. Many of the regulations issued by these federal and state agencies may be reviewed by courts, the results of which we are unable to predict.

  Federal Regulation

     The FCC regulates interstate and international communications services, including the use of local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC imposes regulations on common carriers such as the ILECs, that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs like us. The FCC requires all common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points.

     The Telecommunications Act permits virtually any entity, including cable television companies and electric and gas utilities, to enter any communications market. The Telecommunications Act takes precedence over inconsistent state regulation. However, entities that enter communications markets must follow state regulations relating to safety, quality and consumer protection. Implementation of the Telecommunications Act may be affected by numerous federal and state policy rulemaking proceedings and review by courts. We are uncertain as to how our business may be affected by these proceedings.

     The Telecommunications Act is intended to promote competition. The Telecommunications Act opens the local services market to competition by requiring ILECs to permit interconnection to their networks and by establishing ILEC and CLEC obligations with respect to:

          Reciprocal Compensation. All ILECs and CLECs are currently required to complete calls originated by each other under reciprocal arrangements at prices based on tariffs or negotiated prices.

          Resale. All ILECs and CLECs are required to permit resale of their communications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other common carriers for resale at discounted rates, based on the costs avoided by the ILEC by offering these services at wholesale rates.

          Interconnection. All ILECs and CLECs are required to permit their competitors to interconnect with their facilities. All ILECs are required to permit interconnection at any feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier requesting interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered.

          Unbundled Access. All ILECs are required to provide access to unbundled network elements on nondiscriminatory terms and at prices based on cost, which may include a reasonable profit.

          Number Portability. All ILECs and CLECs are required to permit users of communications services to retain their existing telephone numbers without impairment of quality, reliability or convenience when switching from one common carrier to another.

          Dialing Parity. All ILECs and CLECs are required to provide "l+" equal access to competing providers of long distance service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing, with no unreasonable dialing delays.

          Access to Rights-of-Way. All ILECs and CLECs are required to permit competing carriers access to their poles, ducts, conduits and rights-of-way at regulated prices.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a predetermined amount of time, either carrier may request arbitration of the disputed issues by the state regulatory commission.

Where an agreement has not been reached, ILECs continue to have interconnection obligations established by the FCC and state regulatory commissions.

     In August 1996, the FCC established rules to implement the ILEC interconnection obligations described above. On July 18, 1997, a United States appeals court overturned portions of these rules and narrowly interpreted the FCC's power to establish and enforce rules implementing the Telecommunications Act. On January 25, 1999, the United States Supreme Court reversed the appeals court decision and confirmed the FCC's broad authority to issue rules implementing the Telecommunications Act. Specifically, the Supreme Court decided that:

     - the FCC has jurisdiction over pricing of unbundled network elements; and

     - the FCC has authority to make rules allowing a CLEC to "pick and choose" among the most favorable terms from existing agreements between an ILEC and other CLECs.

     On the other hand, the Supreme Court vacated an FCC rule which described the network elements the ILECs must provide to competitors on an unbundled basis. This required the FCC to re-examine its rules regarding which unbundled network elements must be made available to competitors. The FCC subsequently opened an administrative proceeding to examine its rules in light of the Supreme Court's January 25, 1999 interpretation, and tentatively concluded that unbundled loops, the element most important to our business, must continue to be made available to CLECs like us. This conclusion is not final, and even when finalized, this and the rest of the FCC's conclusions may be further reviewed by courts. We expect the FCC to render a final decision by the end of 1999.

     We have taken the steps necessary to be a provider of local dialtone services, and we have obtained CLEC certification in six states. In addition, we have successfully negotiated interconnection agreements with five ILECs. In some cases, one or both parties may be entitled to demand renegotiation of particular provisions in an agreement based on intervening changes in the law. It is uncertain whether we will be able to renew these agreements on favorable terms when they expire. Some of the rates in these interconnection agreements have been established by the FCC and may be adjusted by subsequent negotiations between the parties. For example, the rates we pay Sprint (Nevada) for unbundled network elements are in dispute. In this situation, we have recorded unbundled network element expenses using our best estimate of the probable outcome for the final negotiated rates. We believe the resolution of this matter will not have a material adverse effect on our financial position, results of operations or liquidity.

     The Telecommunications Act also contains special provisions that replace prior antitrust restrictions that prohibited the regional Bell operating companies from providing long distance services and engaging in communications equipment manufacturing. Prior to the passage of the Telecommunications Act, the regional Bell operating companies and the dominant ILECs were restricted to providing services within a distinct geographical area known as a Local Access and Transport Area ("LATA"). After the breakup of the Bell system, the country was divided into LATAs. Under this system, regional Bell operating companies could only provide local service within their LATA. The Telecommunications Act changed this system. The Telecommunications Act permits the regional Bell operating companies to provide long distance service in their market region once they have satisfied several procedural and substantive requirements, including:

     - a showing that the regional Bell operating company is subject to meaningful competition; and

     - a determination that the regional Bell operating company's entry into long distance markets is in the public interest.

     No request by a regional Bell operating company to offer long distance services in its own market region has been approved by the FCC as of May 7, 1999. However, additional requests will likely be filed in 1999 and may receive approval, allowing regional Bell operating companies to offer long distance services in one or more of our markets. This may have an unfavorable effect on our business.

     Two regional Bell operating companies, US West and Ameritech, entered into "teaming agreements" with Qwest Communications International, Inc. ("Qwest"), under which these regional Bell operating companies would solicit their customers for Qwest's long distance service and handle billing of those customers in exchange for a fee. These agreements would have permitted the regional Bell operating companies to compete with us by offering their local customers a package of local and long distance services, even though the regional Bell operating companies would not themselves be providing the long distance element of these services. We joined other carriers in requesting that the FCC block this proposed arrangement and we commenced litigation in federal courts to block the proposed arrangement. The courts, at the request of the FCC, referred the question of the legality of the agreements under the Telecommunications Act to the FCC. On October 7, 1998, the FCC released a decision that these agreements were an improper attempt by the regional Bell operating companies to provide long distance service between LATAs that would be inconsistent with the Telecommunications Act. The FCC's decision has been appealed to the federal courts.

     The FCC is also considering a regional Bell operating company proposal to permit regional Bell operating companies to eventually offer high-speed data services between LATAs through a separate subsidiary, without first having to demonstrate that they have met the FCC procedural and substantive requirements referred to above.

     With respect to our domestic and international service offerings, we have filed tariffs with the FCC stating the rates, terms and conditions for our interstate and international services. Our interstate tariffs are subject to "streamlined" tariff regulations and are generally not reviewed by the FCC before becoming effective. Our tariffs can be amended on one day's notice. With limited exceptions, the FCC currently requires ILECs to charge all customers the same price for the same service. The FCC may, however, permit ILECs to offer special rate packages to very large customers, as it has done in a few cases, or permit other forms of rate flexibility. The FCC has adopted some proposals that significantly lessen the regulation of ILECs which encounter competition in their service areas and provide these ILECs with additional flexibility in pricing their services.

     In two orders released on December 24, l996 and May 16, 1997, the FCC made major changes in the structure of interstate access charges. The December 24th order permits ILECs to lower access charges. The May 16th order grants ILECs increased pricing flexibility subject to the FCC's price cap rules upon demonstrations of increased competition or potential competition in their markets. The manner in which these changes are implemented could have a material effect on the amount of switched access charges we collect from long distance carriers. Several parties appealed the May 16th order. On August 19, 1998, the May 16th order was affirmed by a United States appeals court. The FCC is now considering public comments on a pricing flexibility proposal submitted by two regional Bell operating companies and on modifying the factors the FCC uses to determine annual price cap adjustments. In addition, on May 21, 1999, a United States court of appeals reversed an FCC order that had established the factors that are currently used to set the annual price cap. The court ordered the FCC to further explain the methodology it used in establishing those factors.

     ILECs have been contesting whether their obligation to pay reciprocal compensation to CLECs should apply to local telephone calls from an ILEC's customers to Internet service providers served by CLECs. The ILECs claim this traffic is interstate in nature and should be exempt from reciprocal compensation arrangements applicable to local and intrastate calls. CLECs have contended that their interconnection agreements with ILECs provide no exception for local calls to Internet service providers and reciprocal compensation is applicable.

     On February 26, 1999, the FCC ruled that Internet service provider traffic is within the FCC's jurisdiction but that its current rules neither require nor prohibit the payment of reciprocal compensation for these calls. The FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The FCC also requested comment on federal rules to govern compensation for these calls in the future.

     Currently, 29 state commissions and several federal and state courts have ruled that reciprocal compensation arrangements apply to calls to Internet service providers. However, one state has ruled that reciprocal compensation arrangements are not applicable to calls to Internet service providers. Some regional Bell operating companies have asked state commissions to reopen decisions requiring the payment of reciprocal compensation on Internet service provider calls. Additional disputes over the appropriate treatment of Internet service provider traffic are pending.

     Internet service providers may be among our potential customers and adverse decisions in state proceedings could limit our ability to service this group of customers profitably. However, at the present time, we do not focus our marketing efforts on Internet service providers. Given the uncertainty as to whether reciprocal compensation is payable in connection with calls to Internet service providers, we do not recognize revenue from calls to Internet service providers.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. Several parties have appealed this order. The appeals have been consolidated and transferred to a United States appeals court where they are currently pending. The FCC's May 8, 1997 order established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded federal subsidies for local dialtone services provided to low-income consumers. Providers of interstate telecommunications service, such as us, must contribute to these programs. We intend to recover these costs through charges assessed directly to our customers and participation in federally subsidized programs. The net financial effect of these regulations on us cannot be determined at this time. Currently, the FCC is assessing contributions to these programs on the basis of a provider's revenue for the previous year. The FCC announced that it intends, effective July 1, 1999, to revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the cost of the subsidy program.

  State Regulation

     The implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings. As a result, it is currently difficult to predict how quickly full competition for local services, including local dialtone, will be introduced.

     To provide services within a state, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. To date, we have satisfied state requirements to provide local and intrastate long distance service in Nevada, Georgia, Illinois, California, Florida and Massachusetts.

     State regulatory agencies have jurisdiction over our facilities and services used to provide intrastate services. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. The specific requirements vary from state to state. Price cap or rate of return regulation does not apply in any of our current or planned expansion markets. However, we cannot assure you that the imposition of new regulatory burdens in a particular state will not affect the profitability of our services in that state.

  Local Regulation

     Our networks must comply with numerous local regulations such as building codes, municipal franchise requirements and licensing. These regulations vary on a city by city and county by county basis. In some of the areas where we provide service, we may have to comply with municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other factors. Municipalities that do not currently impose fees may seek to impose fees in the future. We cannot assure you fees will remain at their current levels following the expiration of existing franchises.

COMPETITION

     The communications industry is highly competitive. We believe the principal competitive factors affecting our business will be pricing levels and policies, transmission speed, customer service, breadth of service availability, network security, ease of access and use, content bundling, brand recognition, operating experience, capital availability, exclusive contracts, accurate billing and variety of services. To maintain our competitive posture, we believe we must be in a position to reduce our prices to meet any reductions in rates by our competitors. Any reductions could adversely affect us. Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In addition, competitive alternatives may result in substantial customer turnover in the future. Many providers of communications and networking services experience high rates of customer turnover.

     A continuing trend toward consolidation of communications companies and the formation of strategic alliances within the communications industry, as well as the development of new technologies, could give rise to significant new competitors to us. For example, WorldCom acquired MFS Communications in December 1996, acquired another CLEC, Brooks Fiber Properties, Inc., in 1997, and recently merged with MCI. AT&T recently acquired Teleport Communications Group Inc., a CLEC, and TeleCommunications, Inc., a cable, communications and high-speed Internet services provider, and recently announced its intent to merge with MediaOne. Ameritech Corporation has agreed to merge with SBC Communications and Bell Atlantic has agreed to merge with GTE Corporation. These types of consolidations and strategic alliances could put us at a competitive disadvantage.

  LOCAL DIALTONE SERVICES

  Incumbent Local Exchange Carriers

     In each of the markets we target, we will compete principally with the ILEC serving that area. We believe the regional Bell operating companies are aggressively seeking to be able to offer long distance service in their service territories. Many experts expect one or more of the regional Bell operating companies to be successful in entering the long distance market during 1999. We believe the regional Bell operating companies expect to offset losses of market share in their local markets by attempting to capture a large percentage of the long distance market in their market areas, especially among residential users where their strong regional brand names and extensive advertising campaigns may be very successful. In addition, a continuing trend toward business combinations and alliances in the communications industry may create significant new competitors for us.

     We have not achieved and do not expect to achieve a significant market share for any of our services. The ILECs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from existing regulations that favor the ILECs over us in some respects. While recent regulatory initiatives which allow CLECs such as us to interconnect with ILEC facilities provide increased business opportunities for us, interconnection opportunities have been and likely will continue to be accompanied by increased pricing flexibility for, and relaxation of regulatory oversight of, the ILECs.

     ILECs have long-standing relationships with regulatory authorities at the federal and state levels. The FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for competitive access services, either automatically or after competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, our operating margins could be materially adversely affected. Future regulatory decisions which give the ILECs increased pricing flexibility or other regulatory relief could also have a material adverse effect on us.

  Competitive Local Exchange Carriers/Long Distance Carriers/Other Market Entrants.

     We face, and expect to continue to face, competition from long distance carriers, such as AT&T, MCI WorldCom, and Sprint, seeking to enter, reenter or expand entry into the local exchange market. We also compete with other CLECs, resellers of local dialtone services, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers.

     The Telecommunications Act includes provisions which impose regulatory requirements on all ILECs and CLECs but grants the FCC expanded authority to reduce the level of regulation applicable to these common carriers. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on our ability to successfully compete against ILECs and other communications service providers.

     The Telecommunications Act radically altered the market opportunity for CLECs. Many existing CLECs which entered the market before 1996 had to build a fiber infrastructure before offering services. With the Telecommunications Act requiring unbundling of the ILEC networks, CLECs are now able to more rapidly enter the market by installing switches and leasing transport and unbundled loop capacity.

     A number of CLECs have entered or announced their intention to enter one or more of our markets. We believe that not all CLECs, however, are pursuing the same target customers as us. We intend to keep our prices at levels below those of the ILECs while providing, in our opinion, a higher level of service and responsiveness to our customers. Innovative packaging and pricing of basic telephone services is expected to provide competitive differentiation for us in each of our markets.

  LONG DISTANCE SERVICES

     The long distance services industry is very competitive and many long distance providers experience a high average turnover rate as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We expect to face increasing competition from companies offering long distance data and voice services over the Internet. Companies offering these services over the Internet could enjoy a significant cost advantage because they do not currently pay common carrier access charges or universal service fees.

  DATA AND INTERNET SERVICES

     We expect the level of competition with respect to data and Internet services to intensify in the future. We expect significant competition from:

     - ILECs. Most ILECs have announced deployment of commercial DSL services. Some ILECs have announced they intend to aggressively market these services to their residential customers at attractive prices. In addition, most ILECs are combining their DSL service with their own Internet service provider businesses. We believe ILECs have the potential to quickly overcome many of the issues that have delayed widespread deployment of DSL services in the past. The ILECs have an established brand name in their service areas, possess sufficient capital to deploy DSL services rapidly and are in a position to offer service from central offices where we may be unable to secure collocation space. If a regional Bell operating company is authorized to provide long distance service, by fulfilling the requirements of the Telecommunications Act, the regional Bell operating company may be able to offer "one stop shopping" that would be competitive with our offerings.

     - Traditional Long Distance Carriers. Many of the leading traditional long distance carriers, such as AT&T, MCI WorldCom and Sprint, are expanding their capabilities to support high-speed, end-to-end networking services. We expect them to offer combined data, voice and video services over their networks. These carriers have extensive fiber networks in many metropolitan areas that primarily provide high-speed data and voice services to large companies. They could deploy DSL services in combination with their current fiber networks. They also have interconnection agreements with many ILECs and have secured collocation space from which they could begin to offer competitive DSL services.

     - Newer Long Distance Carriers. The newer long distance carriers, such as Williams Communications, Qwest Communications International and Level 3 Communications, are building and managing high-speed networks nationwide. They are also building direct sales forces and partnering with Internet service providers to offer services directly to business customers. They could extend their existing networks and offer high-speed services using DSL, either alone or in partnership with others.

     - Cable Modem Service Providers. Cable modem service providers, like @Home Networks and its cable partners, are offering, or are preparing to offer, high-speed Internet access over cable networks to consumers. @Work has positioned itself to do the same for businesses. These networks provide high-speed data services similar to our services, and in some cases at higher speeds. These companies use a variety of new and emerging technologies, such as point-to-point and point-to-multipoint wireless services, satellite-based networking and high-speed wireless digital communications.

     - Competitive Carriers. Carriers, including Covad Communications Group, Inc., Rhythms NetConnections Inc. and NorthPoint Communications, Inc., have begun offering DSL services and have strategic equity investors, marketing alliances and product development partners.

     Many of these competitors are offering, or may soon offer, DSL technologies and services that will directly compete with us. Please see "Risk Factors -- The market in which we operate is highly competitive and we may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources."

PROPERTY

     In Las Vegas, we have a five year lease (expiring in 2001) with a five year option for the site housing our switch. We also lease space in Las Vegas for our corporate headquarters, national customer service operations, national sales personnel, Las Vegas sales personnel and general administration. This lease expires in 2003. This facility is owned by a limited liability company which is principally owned by two of our principal stockholders and directors, Maurice J. Gallagher, Jr. and Timothy P. Flynn.

     We also own property housing our switch facilities in Ontario, Long Beach, San Diego, Chicago and Fort Lauderdale. Our switch site in Atlanta has been leased for a term expiring in 2007 with renewal options. We have leased facilities to house our local sales and administration staff in each market.

     We place great importance on each switch facility and seek to insure maximum security and environmental control. We also believe this can be achieved most effectively through stand-alone structures. This approach minimizes the risk of fire or other hazards from adjacent tenants or properties.

PERSONNEL

     As of March 31, 1999, we had 488 employees, most of whom were located in Las Vegas. We expect to substantially increase the number of our employees over the next two years.

     We have non-disclosure and non-compete agreements with all of our executive employees. None of our employees are represented by a collective bargaining agreement.

LEGAL PROCEEDINGS

     We are party to numerous state and federal administrative proceedings. In these proceedings, we are seeking to define and/or enforce ILEC performance requirements related to:

     - the cost and provisioning of unbundled network elements;

     - the establishment of customer care and provisioning;

     - the allocation of subsidies; and

     - collocation costs and procedures.

The outcome of these proceedings will establish the rates and procedures by which we obtain and provide unbundled network elements and could have a material effect on our operating costs.

     We are also involved in legal proceedings in which we are seeking to enforce our tariffed rates for originating and terminating long distance calls. As of March 31, 1999, we had outstanding receivables of approximately $5.6 million attributable to access charges from AT&T, Sprint and MCI WorldCom. These long distance carriers have refused to pay the full amount of the access charges billed to them. We have initiated proceedings against AT&T at the FCC under an FCC procedure for expedited settlement of disputes between common carriers. On July 16, 1999, the FCC released a decision ordering AT&T to pay us the full amount we billed to them for originating switched access charges from August 1998 through March 1999 at our tariffed rate, plus interest. This decision is subject to appeal by AT&T to a federal appeals court. We are currently negotiating with Sprint and MCI WorldCom and have submitted our dispute with MCI WorldCom to arbitration. The final outcome of the disputes with AT&T, Sprint and MCI WorldCom is uncertain. If we are unable to collect our tarriffed access charges from these long distance carriers, it could have a material impact on our financial condition. See "Risk Factors -- The access charges we collect from long distance carriers may be reduced as a result of regulatory challenges."

     From time to time, we engage in other litigation and governmental proceedings in the ordinary course of our business. We do not believe any pending litigation or governmental proceedings will have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their respective ages as of May 15, 1999, are as follows:

NAME                                          AGE                     POSITION
----                                          ---                     --------
Maurice J. Gallagher, Jr....................  49    Chairman of the Board of Directors
Nield J. Montgomery.........................  54    Chief Executive Officer, President, Director
Timothy P. Flynn(1).........................  48    Director
Jack L. Hancock(2)..........................  69    Director
David Kronfeld..............................  51    Director
Thomas Neustaetter(1)(2)....................  47    Director
Paul J. Salem(1)(2).........................  35    Director
John Boersma................................  38    Senior Vice President -- Operations
Michael E. Burke............................  54    Vice President -- Network Operations
David S. Clark..............................  38    Senior Vice President -- Sales and Marketing
Kent F. Heyman..............................  43    Vice President and General Counsel
James J. Hurley, III........................  50    President -- Midwest Region
James Mitchell..............................  38    President -- Eastern Region
Mark W. Peterson............................  44    President -- Western Region
Linda M. Sunbury............................  37    Senior Vice President and Chief Financial
                                                    Officer

-------------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     MAURICE J. GALLAGHER, JR. has served as the Chairman of our Board of Directors since our inception. Mr. Gallagher was instrumental in organizing the Company with Mr. Montgomery. Mr. Gallagher was a founder of ValuJet Airlines, Inc. ("ValuJet") in 1993 and served as a director of ValuJet from 1993 until November 1997. Mr. Gallagher also held prior positions (including Chief Financial Officer) with ValuJet from 1993 to 1994 and served as Vice Chairman from 1994 to 1997. Prior to ValuJet, Mr. Gallagher was a founder and President of WestAir Holding, Inc. ("WestAir"), a commuter airline headquartered in Fresno, California. WestAir was sold to Mesa Airlines ("Mesa") in June 1992. Mr. Gallagher was a member of the Mesa board of directors from June 1992 through March 1993.

     NIELD J. MONTGOMERY has been our Chief Executive Officer and President and a member of our Board of Directors since our founding. Mr. Montgomery has over 36 years of telephone experience, most recently serving as a general manager for ICG Telecom Group, Inc. ("ICG Telecom") from April 1994 to June 1995. In that capacity, he was responsible for developing strategy and deploying telephone switches nationally to position ICG Telecom to enter the local phone service business. Prior to that, Mr. Montgomery served as General Marketing and Sales Manager for Sprint/Centel (successor to Centel Nevada) ("Centel"). During his 13 year Centel career from 1980 to 1993, he served in senior executive positions directing engineering, operations, business office, sales, and marketing functions. Before joining Centel, Mr. Montgomery held a variety of management positions with NYNEX from 1969 to 1980.

     TIMOTHY P. FLYNN has served as a member of our Board of Directors since 1996. Mr. Flynn served as a member of the board of directors of ValuJet since he participated in its founding in 1993 until November 1997. Prior to ValuJet, Mr. Flynn was Chairman of the Board and CEO of WestAir. He and Mr. Gallagher purchased WestAir in 1983 and operated it through June 1992 when it was sold to Mesa. Mr. Flynn was a member of the board of directors of Mesa from June 1992 through March 1993. Mr. Flynn and Mr. Gallagher are affiliated in a number of other transactions.

     JACK L. HANCOCK has served as a member of our Board of Directors since 1996. Mr. Hancock was Vice President of Systems Technology and Executive Vice President, Product and Technology for PacBell (from 1988 to 1993). He is a member of the boards of directors of Union Bank of California (from 1994 to present) and Wittaker Corporation (from 1994 to present).

     DAVID KRONFELD was elected to serve as a member of our Board of Directors in February 1998. Mr. Kronfeld is the founder of JK&B Management, L.L.C., a venture capital firm, and has managed its affairs since 1995. Since 1989, Mr. Kronfeld has also been a partner at Boston Capital Ventures, a venture capital firm where he specialized in the telecommunications and software industries.

     THOMAS NEUSTAETTER was elected to serve as a member of our Board of Directors in February 1998. Since January 1996, Mr. Neustaetter has been a principal of The Chatterjee Group ("TCG"), an investment firm. Prior to TCG, he was managing director and founder of Bancroft Capital (financial advisory services) from January 1996 to December 1996 and was a managing director at Chemical Bank from 1990 to 1995. Mr. Neustaetter serves as a director of 21st Century Telecom Group, Inc.

     PAUL J. SALEM was elected to serve as a member of our Board of Directors in May 1999. Since 1997, Mr. Salem served as a managing director of Providence Equity Partners, Inc., which provides investment management services to Providence Equity Partners III L.P. ("PEP") and has since its founding in 1998 served as a member of Providence Equity Partners III LLC, the general partner of PEP. Mr. Salem also served as a Vice President of Providence Ventures Inc. from 1992 to 1996. Mr. Salem has served as a director of MetroNet Communications Corp. since July 1996 and as a director of Verio, Inc. since 1996.

     JOHN BOERSMA has served as our Vice President -- Operations since May 1997 and was designated Senior Vice President -- Operations in May 1999. He served as Vice President of Carrier Relations for ICG Telecom Group, Inc. from 1996 to 1997. In that capacity, he was responsible for ICG Telecom's relationship with local exchange carriers and implementation, purchase agreements and service quality. Mr. Boersma served as Vice President, Northern California Operations of ICG Telecom from April 1994 to September 1996.

     MICHAEL E. BURKE has served as our Vice President -- Network Operations since 1996. Mr. Burke has over 28 years of engineering and engineering project management experience in the telecommunications industry, and served from 1990 to 1995 as a member of the Board of Directors and as Vice President -- Network Design for Contel of California. Mr. Burke also served in various engineering management roles with Continental Telephone Company from 1971 to 1995.

     DAVID S. CLARK has served as our Vice President -- Marketing since May 1997 and was designated Senior Vice President -- Sales and Marketing in May 1999. Mr. Clark has been in the telecommunications industry for 10 years, with responsibilities including engineering, purchasing, product development, client acquisition and maintenance, marketing and advertising. From 1989 to 1997, Mr. Clark was employed by North American Telecom, his last position being Vice President of Communications Services.

     KENT F. HEYMAN has served as our Vice President and General Counsel since June 1996. Mr. Heyman has 18 years of legal experience, most recently as chairman of the litigation department and Senior Trial Counsel of the Dowling, Magarian, Aaron & Heyman Law Firm. Mr. Heyman has served as a California Superior Court Judge pro tempore presiding over trial, settlement conference and other proceedings from 1990 to 1996.

     JAMES J. HURLEY III has served as our President -- Midwest Region since March 1998. He previously served as Chief Operating Officer of Wireless Works, Inc. in Chicago, Illinois from 1996 to 1998. From 1992 to 1996, Mr. Hurley was President and Chief Executive Officer of Inn Room Systems, Inc. (a manufacturer of on-line room refreshment centers).

     JAMES MITCHELL has served as our President -- Eastern Region since February 1998. Mr. Mitchell has over nine years of telephone industry experience, serving from 1990 to 1998 in various sales and marketing management roles with MCI, his last position being Regional Sales and Marketing Manager for the Southeast Region.

     MARK W. PETERSON has served as our President -- Western Region since March 1997. From 1993 to 1996, Mr. Peterson was a marketing and communications consultant and a law student. He previously served as head of corporate affairs for WestAir Holding, Inc. operating as United Express in Fresno, California from 1988 to 1992.

     LINDA M. SUNBURY has served as our Vice President since June 1996 and our Chief Financial Officer since January 1998. Ms. Sunbury was designated Senior Vice President in May 1999. Ms. Sunbury has over 15 years accounting and administrative experience, having held similar positions in the airline industry. Most recently, Ms. Sunbury was Vice President of Administration for Business Express, Inc. ("Business Express") dba the Delta Connection from 1994 to 1996. While Ms. Sunbury was at Business Express, creditors of Business Express filed an involuntary petition for bankruptcy in January 1996. Business Express subsequently reorganized and emerged from bankruptcy in April 1997. Prior to that, Ms. Sunbury served as Controller for WestAir from 1988 to 1994.

     Messrs. Kronfeld and Neustaetter were initially selected to serve on our Board of Directors by the holders of our Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock was automatically converted into common stock upon our initial public offering.

     Mr. Salem was selected to serve on our Board of Directors by the holders of our Series B Convertible Preferred Stock.

     We are currently in the process of searching for an individual who will serve as our chief executive officer and/or chief operating officer. We have engaged an executive search firm to assist us in this process. It is currently anticipated that Nield Montgomery will continue to serve in a senior executive position after the employment of the new executive but that his responsibilities will be modified to accommodate the responsibilities of the new executive. We cannot assure you that we will be able to hire a new chief executive officer or chief operating officer upon terms acceptable to us. See "Risk Factors -- Our success depends on the effectiveness of our management and we are seeking to make changes to our management team."

                       PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

     The following table shows information known to us with respect to beneficial ownership of common stock as of May 17, 1999, by (A) each director,
(B) all executive officers and directors as a group and (C) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock.

                                                           NUMBER OF SHARES        PERCENT OF
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED(1)    OWNERSHIP(1)
------------------------                                 ---------------------    ------------
Providence Equity Partners III LLC(2)..................        4,166,667              19.2%
Maurice J. Gallagher, Jr.(3)...........................        3,274,108              18.7%
David Kronfeld(4)......................................        1,703,927               9.4%
Wind Point Investors, L.L.C.(5)........................        1,241,270               6.9%
West Highland Capital, Inc.(6).........................        1,012,100               5.8%
Nield J. Montgomery(7).................................          952,500               5.4%
Timothy P. Flynn(8)....................................          899,700               5.1%
Thomas Neustaetter(9)..................................          694,514               4.0%
Jack L. Hancock(10)....................................           37,200                 *
Paul J. Salem(11)......................................               --                --
All Executive Officers and Directors as a Group (15
  persons) (3)(4)(7)(8)(9)(10)(11)(12).................        8,088,289              43.8%

-------------------------
  *  Less than 1% of total.
 (1) In accordance with the Commission's rules, each beneficial owner's holdings have been calculated assuming the full exercise of options and the conversion of all shares of convertible preferred stock held by the holder which are currently exercisable or convertible or which will become exercisable or convertible within 60 days after the date indicated and no exercise of options or conversion of preferred stock held by any other person.

 (2) Includes 4,166,667 shares of Series B Convertible Preferred Stock (purchased in May 1999) which are convertible into common stock on a one-for-one basis. The address of this beneficial owner is 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.

 (3) Includes options to purchase 36,000 shares of common stock which are presently exercisable and 3,170,878 shares of common stock owned by the various partnerships, trusts or corporations with respect to which Mr. Gallagher is a general partner, beneficiary and/or controlling stockholder. Also includes 44,730 shares owned by a trust for the benefit of Mr. Gallagher's minor children with respect to which Mr. Gallagher disclaims any beneficial ownership interest. Mr. Gallagher's address is 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

 (4) Includes 1,139,571 shares of common stock and 555,556 shares of Series B Convertible Preferred Stock (purchased in May 1999) owned by partnerships in which Mr. Kronfeld is a general partner or manager of a general partner. The shares of Series B Convertible Preferred Stock are convertible into common stock on a one-for-one basis. Mr. Kronfeld's address is JK&B Management, L.L.C., 205 North Michigan, Suite 808, Chicago, Illinois 60601.

 (5) Includes 555,556 shares of Series B Convertible Preferred Stock (purchased in May 1999) which are convertible into common stock on a one-for-one basis. The address of this beneficial holder is One Towne Square, Suite 780, Southfield, Michigan 48076.

 (6) The address of this beneficial holder is 300 Drakes Landing Road, Suite 290, Greenbrae, California 94904.

 (7) Includes options to purchase 216,000 shares which are presently exercisable. Mr. Montgomery's address is 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

 (8) Includes options to purchase 7,200 shares which are presently exercisable or will become exercisable within 60 days after the date of this prospectus and 102,000 shares of common stock owned by various partnerships or corporations with respect to which Mr. Flynn is a general partner and/or controlling stockholder. Mr. Flynn's address is 3291 N. Buffalo Drive, Suite 8, Las Vegas, Nevada 89129.

 (9) Includes 685,714 shares of common stock held for the account of entities associated with Chatterjee Management Company. Mr. Neustaetter is an officer of Chatterjee Management Company. Mr. Neustaetter disclaims beneficial ownership of these shares as he does not exercise investment or voting power over them.

(10) Includes options to purchase 7,200 shares that are presently exercisable or will become exercisable within 60 days after the date of this prospectus.

(11) Excludes 4,166,667 shares of Series B Convertible Preferred Stock owned by Providence Equity Partners III L.P. and its affiliates. Mr. Salem disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the general partner of Providence Equity Partners III L.P.

(12) Includes options to purchase 131,400 shares owned by executive officers not named above which are presently exercisable.

SELLING STOCKHOLDERS

     The selling stockholders listed in the table below have agreed to sell the number of shares of common stock indicated opposite their respective names. The table sets forth information about common stock held of record by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of shares of common stock in this offering. Information with respect to ownership has been furnished by the respective selling stockholders. There is and has been no material relationship during our history between us or any affiliate of ours and any selling stockholder except as described in the footnotes appearing at the end of the following table.

                                               SHARES OWNED       SHARES        SHARES OWNED
                                               BEFORE THIS     SOLD IN THIS      AFTER THIS
SELLING STOCKHOLDER                              OFFERING        OFFERING         OFFERING
-------------------                            ------------    ------------    --------------
Strategic Investment Partners Limited(1).....    342,857         342,857               --
S-C Phoenix Holdings LLC(1)..................    214,285         171,428           42,857
Winston Partners II LDC(1)...................     85,714          33,436           52,278
Winston Partners II LLC(1)...................     42,857          10,627           32,230
Prospect Street High Income Portfolio,
  Inc. ......................................     16,170          15,870              300
CPR (USA) Inc................................      8,357           8,357               --
Libertyview Funds LP.........................      2,695           2,695               --
Libertyview Enhanced High Yield Fund.........      2,425           2,425               --

-------------------------
(1) This selling stockholder is associated with Chatterjee Management Company. Mr. Neustaetter, a member of our Board of Directors, is an officer of Chatterjee Management Company.

                           DESCRIPTION OF SECURITIES

GENERAL -- CAPITAL STOCK

     The following description is a summary of the material terms of our capital stock. It is not a complete description of all of the terms of our capital stock. You should read this description of our capital stock as well as the Nevada General Corporation Law, our Articles of Incorporation, including the Certificate of Designation of the Series B Convertible Preferred Stock, and our By-laws. Copies of our Articles and By-laws have been filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 60,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share. As of July 20, 1999, 17,685,434 shares of common stock and 5,277,779 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") were outstanding and 2,621,371 shares of common stock were subject to outstanding options and warrants. As of June 30, 1999, there were approximately 170 holders of record of the common stock and five holders of record of the Series B Preferred Stock.

     If we issue preferred stock in the future, the preferred stock will have the rights, terms and preferences specified by our Board of Directors in a certificate filed with the Secretary of State of Nevada. As of the date of this prospectus, we have authorized the issuance of up to 5,278,000 shares of Series B Preferred Stock with the voting, dividend, liquidation and conversion rights described below. The issuance of preferred stock by the Board of Directors in the future could adversely affect the rights of holders of common stock. For example, an issuance of preferred stock could result in a class of securities outstanding with preferences over the common stock with respect to dividends and liquidations and/or a class of securities with voting rights equal to or greater than those of the common stock. We have no present plan to issue any additional series of preferred stock. See "-- Anti-Takeover Provisions of Articles of Incorporation."

SERIES B CONVERTIBLE PREFERRED STOCK

     The Series B Preferred Stock has the following rights and preferences:

     Dividends accrue at the rate of 10% per year, are cumulative and must be paid before any dividends may be paid on our common stock. Beginning November 22, 1999, we may elect to terminate the accrual of dividends if our common stock price per share exceeds $27.00 for 20 consecutive trading days. Except as described below, accrued dividends will be paid in common stock at the time the Series B Preferred Stock is converted into common stock if the dividends have not been paid prior to that time.

     On any matter submitted to our stockholders, holders of shares of Series B Preferred Stock will be treated as if they hold the number of shares of common stock into which their shares of Series B Preferred Stock could be converted and will be allowed to vote those shares along with the holders of our common stock. In addition, the holders of shares of Series B Preferred Stock will have the right to approve any action to:

     - issue preferred stock ranking equal or senior to the Series B Preferred Stock;

     - dispose of assets in excess of a fixed dollar amount, merge or consolidate or sell our company;

     - liquidate our company;

     - alter the terms of the Series B Preferred Stock;

     - pay dividends on common stock or other securities junior to the Series B Preferred Stock;

     - enter into transactions with our affiliates other than transactions covered by specified exceptions;

     - make acquisitions in excess of a fixed dollar amount;

     - incur additional debt in excess of fixed amounts;

     - make material changes to our business plan;

     - hire a chief executive officer;

     - organize subsidiaries or enter into joint ventures unless specified conditions are met; and

     - issue additional common stock that would result in an increase in the number of shares of common stock into which the Series B Preferred Stock may be converted.

     If we were to take one of these restricted actions without the approval of the holders of the Series B Preferred Stock, the holders of the Series B Preferred Stock may have the right to require us to seek a sale of our company. To avoid having to sell our company in the event one of the restricted actions described above is not approved, we have the right to redeem the Series B Preferred Stock at predetermined prices. If we elect not to redeem the Series B Preferred Stock and such a sale is not effected within six months, then the holders of the Series B Preferred Stock would be entitled to elect a majority of our Board of Directors.

     The approval rights described above will terminate if fewer than 1,759,260 shares of Series B Preferred Stock remain outstanding and the shares of Series B Preferred Stock outstanding constitute less than 5% of the outstanding common stock assuming conversion of all outstanding shares of Series B Preferred Stock. Based on the number of shares of common stock to be outstanding after this offering, 5% of the common stock would be approximately 1,398,000 shares.

     The holders of the Series B Preferred Stock have the right to nominate one or more directors depending on the size of our Board of Directors and the percentage of our stock represented by the outstanding Series B Preferred Stock. The holders of the Series B Preferred Stock also have the right to have their Board representative serve on each committee of our Board and on the board of each of our subsidiaries. The holders of the Series B Preferred Stock are currently entitled to nominate one director since we have seven directors. Paul
J. Salem has been elected to the Board after being nominated by the holders of Series B Preferred Stock.

     The right to nominate directors will terminate if fewer than 1,759,260 shares of Series B Preferred Stock remain outstanding and the shares of Series B Preferred Stock outstanding constitute less than 5% of the outstanding common stock assuming conversion of all outstanding shares of Series B Preferred Stock.

     Upon our liquidation, the holders of the Series B Preferred Stock are entitled to receive their liquidation amount before any amounts may be paid to holders of our common stock or other junior securities. The liquidation amount will be the greater of (a) $9.00 per share plus accrued and unpaid dividends or
(b) the amount the holders of Series B Preferred Stock would have received if the Series B Preferred Stock had been converted into common stock. The holders of the Series B Preferred Stock have the right to elect that a sale of our company be treated as a liquidation for these purposes. If the liquidation or sale occurs before May 4, 2002, the accrued dividends will not be paid to the extent the holders of Series B Preferred Stock will receive more than $22.50 per share.

     A holder of shares of Series B Preferred Stock may convert those shares into common stock at any time. Initially, each share of Series B Preferred Stock may be converted into one share of common stock. The number of shares of common stock into which each share of Series B Preferred Stock can be converted may be adjusted as a result of stock splits, stock dividends and other issuances of additional stock.

     After the earlier of May 24, 2000 or the date on which the holders of Series B Preferred Stock exercise their demand registration rights, which are discussed below, we have the right to require the conversion of the Series B Preferred Stock if our common stock price exceeds $27.00 per share for 20 consecutive trading days. If we require conversion before May 4, 2002, no accrued dividends will be paid.

     The holders of Series B Preferred Stock have the right to require us to redeem the Series B Preferred Stock after May 4, 2005 or upon a sale of our company. The redemption price will be equal to the greater of:

     - $9.00 per share plus accrued and unpaid dividends; or

     - the value of the common stock into which the Series B Preferred Stock is then convertible.

     If we fail to redeem all shares of Series B Preferred Stock within six months of the date specified by the holders of the Series B Preferred Stock, then the holders of the Series B Preferred Stock will have the right to elect a majority of our Board of Directors.

     The holders of Series B Preferred Stock have demand and piggyback registration rights, although a demand registration may not be initiated by the holders of the Series B Preferred Stock before May 4, 2000, unless our stock price exceeds $27.00 per share for 20 consecutive trading days.

OUTSTANDING WARRANTS

     As of July 20, 1999, there are outstanding warrants ("Warrants") to purchase approximately 509,721 shares of common stock. These warrants were originally issued in September 1997 to purchasers of units consisting of our Senior Secured Notes and the Warrants. Each holder of a Warrant may purchase shares of common stock at a price of $.02 per share at any time on or before October 1, 2004.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 22,701,304 shares of common stock, including up to 15,870 shares to be sold in this offering by selling stockholders now owning warrants. Of these shares, the estimated 5,587,695 shares to be sold in this offering, any additional shares sold upon exercise of the over-allotment option granted to the underwriters, the 4,025,000 shares sold in our initial public offering and approximately 151,000 shares issued upon exercise of stock options will be freely tradable without restriction or further registration under the Securities Act unless those shares are held by our "affiliates" as defined by the Securities Act.

     The remaining 12,937,609 shares of our common stock, plus 5,277,779 shares of common stock which may be issued upon conversion of the Series B Preferred Stock, are "restricted securities" under the Securities Act because they were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted securities may not be sold except in compliance with the registration requirements of the Securities Act or under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. Substantially all of these restricted securities, other than the 5,277,779 shares of common stock which may be issued upon conversion of the Series B Preferred Stock, currently qualify for sale under Rule 144.

     The holders of approximately 9,104,891 shares of our common stock, 5,277,779 shares of the Series B Preferred Stock and Warrants to purchase 509,721 shares of common stock (other than holders including shares in this offering) have agreed not to offer, sell or otherwise dispose of their securities in the public market until at least 90 days after the offering is completed without the consent of Bear, Stearns & Co. Inc. After the 90 day period, all of these securities other than the

5,277,779 shares of the Series B Preferred Stock will be eligible for sale in the public market upon registration or compliance with Rule 144 under the Securities Act.

     Sales of a substantial amount of common stock in the public market, or the perception that sales could occur, could reduce the price of our stock.

REGISTRATION RIGHTS OF SECURITY HOLDERS

     The holders of the 5,277,779 shares of our outstanding Series B Preferred Stock, the holders of 807,899 shares of common stock that have been or may be acquired upon exercise of the Warrants and the holders of 3,102,747 shares of common stock received upon conversion of the Series A Convertible Preferred Stock upon our initial public offering have the right to demand that their common stock be registered with the SEC. The demand rights of the holders of the Series B Preferred Stock may not be exercised before May 4, 2000, unless our stock price exceeds $27.00 per share for 20 consecutive trading days and may not in any event be exercised before August 2, 1999.

     The holders of the 5,277,779 shares of our outstanding Series B Preferred Stock, the holders of 807,899 shares of common stock that have been or may be acquired upon exercise of the Warrants and the holders of an additional 3,129,748 shares of common stock have piggyback registration rights under agreements with us.

FUTURE SALE OF STOCK TO EMPLOYEES

     We plan to seek to attract and retain employees in part by offering stock options and other purchase rights for a significant number of our shares of common stock. These plans may dilute the percentage of ownership of our then existing stockholders.

CONTROL SHARE ACQUISITIONS

     Sections 78.3791 through 78.3793 of the Nevada Revised Statutes generally apply to any acquisition of outstanding voting securities of an Issuing Corporation which results in the acquiror owning more than 20% of the Issuing Corporation's then outstanding voting securities. An Issuing Corporation is any Nevada corporation with at least 200 stockholders, at least 100 of which are stockholders of record and Nevada residents, and which conducts business in Nevada.

     The securities acquired in a covered acquisition are denied voting rights unless a majority of the security holders of the Issuing Corporation approve the granting of voting rights. If permitted by the Issuing Corporation's Articles of Incorporation or By-laws then in effect, voting securities acquired in the covered acquisition are redeemable by the Issuing Corporation at the average price paid for the securities by the acquiror if the acquiring person has not given timely notice to the Issuing Corporation or if the stockholders of the Issuing Corporation vote not to grant voting rights to the acquiring person's securities.

     Unless the Issuing Corporation's Articles of Incorporation or By-laws then in effect provide otherwise, if the acquiring person acquired securities having 50% or more of the voting power of the Issuing Corporation's outstanding securities and the stockholders of the Issuing Corporation grant voting rights to the acquiring person, then any stockholders of the Issuing Corporation who voted against granting voting rights to the acquiring person may demand that the Issuing Corporation purchase, for fair value, all or any portion of his securities.

     Our Articles of Incorporation and By-laws do not limit the effect of these provisions.

TRANSFER AGENT

     The Transfer Agent and Registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The right of the stockholders to sue any director for misconduct in conducting our affairs is limited by our Articles of Incorporation and Nevada statutes to cases for damages resulting from breaches of fiduciary duties involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not grounds for suit. The statute does not limit the liability of directors or officers for monetary damages under the federal securities laws.

     We also have the obligation, under our By-laws, to indemnify any director or officer of ours for all expenses incurred by them in connection with any legal action brought or threatened against the person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to our best interests, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that indemnification is made under then existing provisions of Nevada General Corporation Law at the time of indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or other controlling persons under the foregoing provisions, we have been informed that in the opinion of the SEC indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ANTI-TAKEOVER PROVISIONS OF ARTICLES OF INCORPORATION

     Our Articles of Incorporation authorize our Board of Directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more designated series or classes. As of May 12, 1999, 5,278,000 shares of preferred stock have been designated as Series B Preferred Stock and 5,277,779 shares of Series B Preferred Stock were outstanding. We previously issued 6,571,427 shares of Series A Convertible Preferred Stock which reverted to authorized but unissued shares of preferred stock when we closed our initial public offering of common stock. Our Board of Directors, without approval of the stockholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation and other provisions of a particular series of preferred stock, which could, among other things, adversely affect the voting power or other rights of the holders of common stock and, under some circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company. Our Board of Directors has no present intention to authorize the issuance of any additional series of preferred stock.

BOARD OF DIRECTORS

     Our By-laws provide that our Board is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Because only one class of directors stands for election or re-election each year, classifying our Board prevents persons seeking to acquire control of our company from electing more than a minority of directors in any year, thereby delaying, deferring or preventing a change in control. Our By-laws provide that our Board shall consist of between three and nine members, with the exact number to be determined from time to time by our Board. Our Board has set the number of directors at seven and, as a result, the size of each class is two or three.

STOCKHOLDER ACTION AND SPECIAL MEETINGS

     Our By-laws provide that:

     - all action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and

     - the number of directors is set by resolution of our Board.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. Our By-laws provide that special meetings of stockholders may be called by the Board, the Chairman of the Board, the President or the holders of at least a majority of the shares of our common stock issued and outstanding and entitled to vote.

                                  UNDERWRITING

     The underwriters of this offering named below have severally agreed with us under the terms and conditions of the underwriting agreement (the form of which has been filed as an exhibit to the registration statement on Form S-3 of which this prospectus is a part), to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

THE UNDERWRITERS                                              NUMBER OF SHARES
----------------                                              ----------------
Bear, Stearns & Co. Inc.....................................     1,862,565
Goldman, Sachs & Co. .......................................     1,862,565
ING Barings LLC.............................................     1,862,565
                                                                 ---------
  Total.....................................................     5,587,695
                                                                 =========

     The obligations of the underwriters to purchase the shares from us and the selling stockholders under the underwriting agreement are conditioned upon approval of legal matters by counsel and other conditions. The underwriters are committed to purchase and pay for all of the above shares, if any of the shares are purchased.

     If the underwriters sell more than the total number of shares set forth in the table above, the underwriters have an option to buy up to an additional 838,154 shares from us to cover such sales. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     Shares sold by the underwriters to the public will initially be offered at the per share offering price on the cover page of this prospectus, less an amount not greater than the per share amount of the concession to dealers described below. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.75 per share from the public offering price. Securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. With respect to the underwriting discounts and commissions to be paid by us, these amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                     PAID BY US
                                              -------------------------          PAID BY
                                              NO EXERCISE     EXERCISE     SELLING STOCKHOLDERS
                                              -----------    ----------    --------------------
Per share...................................  $     1.25     $     1.25          $   1.25
Total.......................................  $6,250,000     $7,297,693          $734,619

     We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000.

     Under the underwriting agreement, we and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act or to contribute to payments the underwriters are required to make as a result of certain liabilities under the Securities Act.

     The holders of approximately 9,104,891 shares of our common stock, 5,277,779 shares of the Series B Preferred Stock and Warrants to purchase 509,721 shares of common stock (other than holders including shares in this offering) have agreed not to offer, sell or otherwise dispose of their securities in the public market until at least 90 days after the offering is completed without the consent of Bear, Stearns & Co. Inc. After the 90 day period, all of these securities other than the 5,277,779 shares of the Series B Preferred Stock will be eligible for sale in the public market upon registration or compliance with Rule 144 under the Securities Act.

     In addition, we have agreed that for a period of 120 days after the date of this prospectus we will not, without the written consent of Bear, Stearns & Co. Inc., offer, sell or dispose of any shares of our common stock except for the shares offered by this prospectus, shares which may be issued upon exercise of outstanding warrants and shares issued and options granted under our existing stock option plan or to newly hired management level employees.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. A penalty bid may also affect the price of the common stock if it discourages resales of the common stock. No assurance is made as to the magnitude or effect of any stabilization or other transactions. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when certain purchase limits are exceeded.

     Bear, Stearns & Co. Inc. and Furman Selz LLC, a predecessor in interest to ING Barings LLC, acted as initial purchasers in connection with the offering in September 1997 of units consisting of Senior Secured Notes and Warrants. Bear, Stearns & Co. Inc. and Furman Selz LLC also acted as placement agents in connection with the sale of Series A Convertible Preferred Stock in November 1997 (the "November 1997 Private Placement"), for which they received customary fees. During January 1998, we sold additional shares of Series A Convertible Preferred Stock (the "January 1998 Private Placement") for which neither Bear, Stearns & Co. Inc. nor Furman Selz LLC received any commission. Bear, Stearns & Co. Inc. and Furman Selz LLC acted as representatives of the underwriters (which included Goldman Sachs & Co.) in our initial public offering of our common stock, for which they received customary fees. In addition, an affiliate of ING Barings LLC provides cash management services to us for which it receives customary fees.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the common stock offered by this prospectus will be passed upon for us by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own approximately 21,600 shares of our common stock. Kronish Lieb Weiner & Hellman LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relative to the common stock offered by this prospectus.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of these firms as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We must comply with the periodic reporting and other informational requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Copies of our periodic reports and proxy statements and of other information filed by us with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us. The address of the SEC's Web site is http://www.sec.gov. Our Internet address is http://www.mgci.com.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock being offered. This prospectus does not contain all the information included in the registration statement, parts of which are omitted as allowed by the rules of the SEC. For further information about us and the securities offered, please refer to the registration statement. The registration statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses shown above. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed with the SEC as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.

     The following documents filed by us with the SEC are incorporated into this prospectus by reference:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - the description of our common stock included in our registration statement filed under the Exchange Act and any amendment or report filed for the purpose of updating that description; and

     - all reports filed by us to comply with Section 13(a) or 15(d) of the Exchange Act since the end of the quarter covered by our Quarterly Report on Form 10-Q for our quarter ended March 31, 1999.

All documents filed by us as required by Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus and are made a part of this prospectus from the date of filing of these documents.

     Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated by reference modifies or supersedes an earlier statement. Any earlier statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. THESE DOCUMENTS ARE AVAILABLE TO YOU WITHOUT CHARGE UPON YOUR WRITTEN OR ORAL REQUEST. TO REQUEST THESE DOCUMENTS, PLEASE CONTACT KENT F. HEYMAN, ESQ., VICE PRESIDENT AND GENERAL COUNSEL, MGC COMMUNICATIONS, INC., 3301 N. BUFFALO DRIVE, LAS VEGAS, NEVADA 89129 (TELEPHONE 702-310-8258).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            MGC COMMUNICATIONS, INC.

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Independent Auditors' Report................................  F-3
Consolidated Balance Sheets as of March 31, 1999 (unaudited)
  and December 31, 1998 and 1997............................  F-4
Consolidated Statements of Operations for the three months
  ended March 31, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............  F-5
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity for the three months ended March 31,
  1999 (unaudited) and for the years ended December 31,
  1998, 1997 and 1996.......................................  F-6
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............  F-7
Notes to Consolidated Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
MGC Communications, Inc.:

     We have audited the accompanying consolidated balance sheets of MGC Communications, Inc. (a Nevada corporation) and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGC Communications, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
March 2, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MGC Communications, Inc.

     We have audited the accompanying statements of operations, stockholders' equity and cash flows of MGC Communications, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of MGC Communications, Inc. for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Las Vegas, Nevada
August 18, 1997

                            MGC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                 DECEMBER 31,
                                                               MARCH 31,     --------------------
                                                                 1999          1998        1997
                                                              -----------    --------    --------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $  5,972     $ 11,886    $ 45,054
  Investments held-to-maturity..............................          --           --       7,797
  Investments available-for-sale............................       1,867        9,851          --
  Restricted investments....................................      31,428       20,797      18,482
  Accounts receivable, less allowance for doubtful accounts
    of $363, $257 and $216..................................       8,988        6,360       1,200
  Prepaid expenses..........................................         250          208         277
                                                                --------     --------    --------
         Total current assets...............................      48,505       49,102      72,810
Property and equipment, net.................................     128,136      116,380      24,617
Investments held-to-maturity................................          --           --      49,913
Investments available-for-sale..............................      47,468       63,212          --
Restricted investments......................................       8,501       18,582      39,092
Deferred financing costs, net of accumulated amortization of
  $1,272, $1,065 and $198...................................       4,507        4,714       5,448
Other assets................................................         436          129          97
                                                                --------     --------    --------
         Total assets.......................................    $237,553     $252,119    $191,977
                                                                ========     ========    ========
LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt........................    $    241     $    332    $    381
Accounts payable:
  Trade.....................................................      12,133        5,314         462
  Property and equipment....................................       5,683       18,577       3,123
Accrued interest............................................      10,400        5,200       5,328
Accrued other expenses......................................       3,402        2,473         786
                                                                --------     --------    --------
         Total current liabilities..........................      31,859       31,896      10,080
Senior Secured Notes, net of unamortized discount of $3,163,
  $3,307 and $3,882.........................................     156,837      156,693     156,118
Other long-term debt........................................         208          270         138
                                                                --------     --------    --------
         Total liabilities..................................     188,904      188,859     166,336
                                                                --------     --------    --------
Commitments and contingencies
Redeemable preferred stock:
  8% Series A Convertible Preferred Stock, 6,571,450 shares
    authorized, 5,148,570 issued and outstanding at December
    31, 1997................................................          --           --      16,665
Stockholders' equity:
  Preferred stock, 43,428,550 shares authorized but
    unissued................................................          --           --          --
  Common stock, $0.001 par value, 60,000,000 shares
    authorized, 17,236,134, 17,190,428 and 8,799,600 shares
    issued and outstanding..................................          17           17           9
  Additional paid-in capital................................     109,231      108,991      22,118
  Accumulated deficit.......................................     (58,604)     (44,392)    (12,463)
                                                                --------     --------    --------
                                                                  50,644       64,616       9,664
  Accumulated other comprehensive income....................         178          817          --
  Notes receivable from stockholders for issuance of common
    stock...................................................      (2,173)      (2,173)       (688)
                                                                --------     --------    --------
         Total stockholders' equity.........................      48,649       63,260       8,976
                                                                --------     --------    --------
         Total liabilities, redeemable preferred stock and
           stockholders' equity.............................    $237,553     $252,119    $191,977
                                                                ========     ========    ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                        THREE MONTHS                   YEAR ENDED
                                      ENDED MARCH 31,                 DECEMBER 31,
                                   ----------------------   --------------------------------
                                      1999        1998         1998        1997       1996
                                   ----------   ---------   ----------   ---------   -------
                                        (UNAUDITED)
Operating revenues:
  Telecommunication services.....  $    8,401   $   2,846   $   18,249   $   3,791   $     1
                                   ----------   ---------   ----------   ---------   -------
Operating expenses:
  Cost of operating revenues.....       8,483       2,371       17,129       3,928       305
  Selling, general and
     administrative..............       7,727       2,562       17,877       6,440       841
  Depreciation and
     amortization................       3,484         867        5,238       1,274        54
  Write-off of purchased
     software....................          --          --           --          --       355
                                   ----------   ---------   ----------   ---------   -------
                                       19,694       5,800       40,244      11,642     1,555
                                   ----------   ---------   ----------   ---------   -------
     Loss from operations........     (11,293)     (2,954)     (21,995)     (7,851)   (1,554)
Other income (expense):
  Gain on sale of investments....         205          --          223          --        --
  Interest income................       1,500       2,169        8,771       2,507        63
  Interest expense...............      (4,624)     (5,505)     (19,064)     (5,492)       --
                                   ----------   ---------   ----------   ---------   -------
     Net loss....................     (14,212)     (6,290)     (32,065)    (10,836)   (1,491)
Accrued preferred stock
  dividend.......................          --        (444)          --        (136)       --
Net loss applicable to common
  stockholders...................  $  (14,212)  $  (6,734)  $  (32,065)  $ (10,972)  $(1,491)
                                   ==========   =========   ==========   =========   =======
Basic and diluted loss per share
  of common stock................  $     (.83)  $    (.76)  $    (2.26)  $   (1.30)  $ (2.11)
                                   ==========   =========   ==========   =========   =======
Basic and diluted weighted
  average shares outstanding.....  17,204,944   8,892,282   14,178,729   8,458,991   707,359
                                   ==========   =========   ==========   =========   =======

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

 CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                    NOTES
                                          REDEEMABLE                                                           RECEIVABLE FROM
                                        PREFERRED STOCK         COMMON STOCK       ADDITIONAL                 STOCKHOLDERS FOR
                                     ---------------------   -------------------    PAID-IN     ACCUMULATED      ISSUANCE OF
                                       SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL       DEFICIT       COMMON STOCK
                                     ----------   --------   ----------   ------   ----------   -----------   -----------------
BALANCE AT JANUARY 1, 1996.........          --   $     --      240,000    $--      $      1     $     --          $    --
Common stock issued for services
  contributed by stockholder.......          --         --      480,000      1             1           --               --
Common stock issued for cash.......          --         --    6,456,000      6        12,274           --               --
Net loss...........................          --         --           --     --            --       (1,491)              --
                                     ----------   --------   ----------    ---      --------     --------          -------
BALANCE AT DECEMBER 31, 1996.......          --         --    7,176,000      7        12,276       (1,491)              --
Common stock issued for cash.......          --         --    1,458,600      2         4,860           --               --
Common stock issued for notes
  receivable.......................          --         --      165,000     --           688           --             (688)
Proceeds from offering allocated to
  warrants.........................          --         --           --     --         3,885           --               --
Warrants issued for common stock
  commitment.......................          --         --           --     --           409           --               --
Net loss...........................          --         --           --     --            --      (10,836)              --
8% Series A Convertible Preferred
  Stock issued for cash............   5,148,570     16,665           --     --            --           --               --
Accrued preferred stock dividend...          --         --           --     --            --         (136)              --
                                     ----------   --------   ----------    ---      --------     --------          -------
BALANCE AT DECEMBER 31, 1997.......   5,148,570     16,665    8,799,600      9        22,118      (12,463)            (688)
Common stock issued for cash.......          --         --      100,680     --           774           --               --
Common stock issued for notes
  receivable.......................          --         --      189,000     --         1,485           --           (1,485)
Warrants and options exercised for
  common stock.....................          --         --      133,309     --            14           --               --
8% Series A Convertible Preferred
  Stock issued for cash............   1,422,857      4,980           --     --            --           --               --
Accrued preferred stock dividend...          --         --           --     --            --         (654)              --
Common stock issued for cash.......          --         --    4,025,000      4        62,959           --               --
Conversion of preferred stock to
  common stock.....................  (6,571,427)   (21,645)   3,942,839      4        21,641          790               --
Unrealized gain on investments
  available-for-sale...............          --         --           --     --            --           --               --
Net loss...........................          --         --           --     --            --      (32,065)              --
                                     ----------   --------   ----------    ---      --------     --------          -------
BALANCE AT DECEMBER 31, 1998.......          --         --   17,190,428     17       108,991      (44,392)          (2,173)
Unrealized loss on investments
  available-for-sale...............          --         --           --     --            --           --               --
Common stock issued................          --         --       45,706     --           240           --               --
Net loss...........................          --         --           --     --            --      (14,212)              --
                                     ----------   --------   ----------    ---      --------     --------          -------
BALANCE AT MARCH 31, 1999
  (unaudited)......................          --   $     --   17,236,134    $17      $109,231     $(58,604)         $(2,173)
                                     ==========   ========   ==========    ===      ========     ========          =======


                                      ACCUMULATED
                                         OTHER           TOTAL
                                     COMPREHENSIVE   STOCKHOLDERS'
                                        INCOME           EQUITY
                                     -------------   --------------
BALANCE AT JANUARY 1, 1996.........      $ --           $      1
Common stock issued for services
  contributed by stockholder.......        --                  2
Common stock issued for cash.......        --             12,280
Net loss...........................        --             (1,491)
                                         ----           --------
BALANCE AT DECEMBER 31, 1996.......        --             10,792
Common stock issued for cash.......        --              4,862
Common stock issued for notes
  receivable.......................        --                 --
Proceeds from offering allocated to
  warrants.........................        --              3,885
Warrants issued for common stock
  commitment.......................        --                409
Net loss...........................        --            (10,836)
8% Series A Convertible Preferred
  Stock issued for cash............        --                 --
Accrued preferred stock dividend...        --               (136)
                                         ----           --------
BALANCE AT DECEMBER 31, 1997.......        --              8,976
Common stock issued for cash.......        --                774
Common stock issued for notes
  receivable.......................        --                 --
Warrants and options exercised for
  common stock.....................        --                 14
8% Series A Convertible Preferred
  Stock issued for cash............        --                 --
Accrued preferred stock dividend...        --               (654)
Common stock issued for cash.......        --             62,963
Conversion of preferred stock to
  common stock.....................        --             22,435
Unrealized gain on investments
  available-for-sale...............       817                817
Net loss...........................        --            (32,065)
                                         ----           --------
BALANCE AT DECEMBER 31, 1998.......       817             63,260
Unrealized loss on investments
  available-for-sale...............      (639)              (639)
Common stock issued................        --                240
Net loss...........................        --            (14,212)
                                         ----           --------
BALANCE AT MARCH 31, 1999
  (unaudited)......................      $178           $ 48,649
                                         ====           ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   THREE MONTHS                   YEAR ENDED
                                                 ENDED MARCH 31,                 DECEMBER 31,
                                               --------------------    ---------------------------------
                                                 1999        1998        1998        1997         1996
                                               --------    --------    --------    ---------    --------
                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss...................................  $(14,212)   $ (6,290)   $(32,065)   $ (10,836)   $ (1,491)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization............     3,484         867       5,238        1,274          54
    Write-off of purchased software..........        --          --          --           --         355
    Gain on sale of investments..............      (205)         --        (223)          --          --
    Amortization of debt discount............       144         144         575          144          --
    Amortization of deferred financing
      costs..................................       207         210         867          198          --
    Stock issued for services rendered.......        --          --          --           --           2
  Changes in assets and liabilities:
    Increase in accounts receivable, net.....    (2,628)     (1,442)     (5,160)      (1,190)         (9)
    (Increase) decrease in prepaid
      expenses...............................       (42)        (46)         69         (254)        (23)
    Increase in other assets.................      (307)        (52)        (32)         (91)         (5)
    Increase in accounts payable -- trade....     6,819       1,446       4,852          386          76
    Increase in accrued interest and other
      expenses...............................     6,129       4,981       1,695        5,879          99
                                               --------    --------    --------    ---------    --------
      Net cash used in operating
         activities..........................      (611)       (182)    (24,184)      (4,490)       (942)
                                               --------    --------    --------    ---------    --------
Cash flows from investing activities:
  Purchase of property and equipment, net of
    payables.................................   (15,240)     (9,795)    (81,597)     (20,207)     (2,287)
  Decrease in accounts payable-property
    and equipment............................   (12,894)         --          --           --          --
  Purchase of investments held-to-maturity...        --        (276)         --      (57,710)         --
  Sale (purchase) of investments
    available-for-sale, net..................    23,294          --     (14,313)          --          --
  (Purchase) sale of restricted
    investments..............................      (550)       (792)     18,195      (57,574)         --
                                               --------    --------    --------    ---------    --------
      Net cash used in investing
         activities..........................    (5,390)    (10,863)    (77,715)    (135,491)     (2,287)
                                               --------    --------    --------    ---------    --------
Cash flows from financing activities:
  Proceeds from issuance of Senior Secured
    Notes net of discount of $4,026..........        --          --          --      155,974          --
  Costs associated with issuance of Senior
    Secured Notes and warrants...............        --        (133)       (133)      (5,237)         --
  Proceeds from issuance of 8% Series A
    Convertible Preferred Stock, net of
    issuance costs...........................        --       4,980       4,980       16,665          --
  Proceeds from issuance of warrants.........        --          --          --        3,885          --
  (Payments) proceeds on other long term
    debt, net................................      (153)        (92)        133         (164)         --
  Proceeds from issuance of common stock.....       240         647      63,751        6,015      11,126
                                               --------    --------    --------    ---------    --------
      Net cash provided by financing
         activities..........................        87       5,402      68,731      177,138      11,126
                                               --------    --------    --------    ---------    --------
      Net (decrease) increase in cash........    (5,914)     (5,643)    (33,168)      37,157       7,897
Cash and cash equivalents at beginning of
  period.....................................    11,886      45,054      45,054        7,897          --
                                               --------    --------    --------    ---------    --------
Cash and cash equivalents at the end of
  period.....................................     5,972      39,411    $ 11,886    $  45,054    $  7,897
                                               --------    --------    --------    ---------    --------
Supplemental schedule of non-cash investing
  and financing activities:
  Stock issued for services rendered.........  $     --    $     --    $     --    $      --    $      2
                                               ========    ========    ========    =========    ========
  Increase in property and equipment
    purchases included in accounts/notes
    payable -- property and equipment........  $     --    $    876    $ 15,504    $   2,434    $  1,372
                                               ========    ========    ========    =========    ========
  Stock issued for notes receivable..........  $     --    $  1,485    $  1,485    $     688    $     --
                                               ========    ========    ========    =========    ========
  Warrants issued as consideration in debt
    offering capitalized as deferred
    financing costs..........................  $     --    $     --    $     --    $     409    $     --
                                               ========    ========    ========    =========    ========
  Other disclosures:
  Cash paid for interest net of amounts
    capitalized..............................  $     --    $    305    $ 19,192    $     164    $     --
                                               ========    ========    ========    =========    ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      MARCH 31, 1999 AND DECEMBER 31, 1998
  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998 IS
                                   UNAUDITED)

(1) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements of MGC Communications, Inc. (the "Company"), a Nevada corporation, include the accounts of the Company and its wholly-owned subsidiaries, MGC Lease Corporation and MGC LJ.Net, Inc. All significant inter-company balances have been eliminated.

     The Company was organized on October 16, 1995 as a competitive local exchange carrier to provide low cost alternative communication services to residential and small business users through the utilization of Company owned switches and network architecture leased from incumbent local exchange carriers. During the year ended December 31, 1998, the Company operated in Las Vegas, Atlanta, Chicago, southern Florida, and selected areas of southern California including Los Angeles and San Diego with substantially all of its operating revenues being derived from the Las Vegas, southern California, and Atlanta operations.

THREE MONTHS ENDED MARCH 31, 1999 AND 1998

     The financial statements for the three months ended March 31, 1999 and 1998 and the related amounts in the Notes to Consolidated Financial Statements are unaudited, but in the opinion of management reflect all normal and recurring adjustments necessary for a fair presentation of the results of those periods.

REVENUE RECOGNITION

     The Company recognizes operating revenues from communication services in the period the related services are provided. Due to current disputes and pending arbitration and litigation, the Company has recognized switched access revenues based on management's best estimate of the probable collections from such revenue. For the three months ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996, the Company has recognized in operating revenues switched access revenues of approximately $2,975,000, $1,239,000, $7,378,000, $730,000 and $0, respectively. Included in trade accounts receivable in the accompanying balance sheets as of March 31, 1999 and December 31, 1998 and 1997 are receivables related to switched access of approximately $5,604,000, $3,590,000 and $730,000, respectively.

CASH AND CASH EQUIVALENTS

     The Company considers short-term investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents.

RESTRICTED INVESTMENTS

     Restricted investments consist of U.S. Treasury Notes which are restricted in that they must be used for the repayment of interest on certain debt and are stated at amortized cost plus accrued interest. Management designated these investments as held-to-maturity securities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying value of the restricted investments approximates the fair value.

                            MGC COMMUNICATIONS, INC.

ADVERTISING COSTS

     The Company expenses advertising costs in the period incurred. For the years ended December 31, 1998, 1997 and 1996, the Company had expensed advertising costs of $810,000, $125,000 and $0, respectively.

INVESTMENTS

     Investments classified as available-for-sale at December 31, 1998 were classified as held-to-maturity as of December 31, 1997. During the fourth quarter of 1998, the Company sold investments, previously classified as held-to-maturity, prior to their maturity date. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the classification of these investments has been appropriately changed in the accompanying consolidated financial statements.

     Available-for-sale securities represent investments principally in commercial paper and government securities. The commercial paper reflected as of December 31, 1998 matures in March of 1999 and the government securities mature periodically through September 30, 2001. The unamortized cost basis of these investments at December 31, 1998 is approximately $72,246,000. The cost basis for which the realized gain was calculated on available-for-sale securities was $72,023,000 using the specific identification method.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Direct and indirect costs of construction are capitalized, and include $3,175,000 and $188,000 of interest costs related to construction during 1998 and 1997, respectively. Depreciation is computed using the straight-line method over estimated useful lives beginning in the month an asset is put into service.

     Estimated useful lives of property and equipment are as follows:

Buildings................................  40 years
Telecommunications and other switching
  equipment..............................  5-10 years
Computer hardware and software...........  3-5 years
Office furniture & equipment.............  3-5 years
Leasehold improvements...................  the lesser of the estimated useful lives or term of lease

DEFERRED FINANCING COSTS

     Deferred financing costs are amortized to interest expense over the life of the related financing using the effective interest method.

INCOME TAXES

     The Company has applied the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the consequences of temporary differences between amounts reported for financial reporting and income tax purposes. SFAS No. 109 requires recognition of a future tax benefit of net operating loss carryforwards and certain other temporary differences to the extent that realization of such benefit is more likely than not; otherwise, a valuation allowance is applied.

                            MGC COMMUNICATIONS, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1998 and 1997, the carrying value of all financial instruments (accounts receivable, accounts payable and long-term debt) approximates fair value due to the short term nature of the instruments or interest rates, which are comparable with current rates.

LONG-LIVED ASSETS

     Management periodically evaluates the carrying value of its long-lived assets, including property, equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized. Management believes no material impairment in the value of long-lived assets exists at December 31, 1998 or 1997.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130 as reflected in the accompanying consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes additional standards for segment reporting in financial statements and is effective for fiscal years beginning after December 15, 1997. The Company currently operates as one segment.

     The American Institute of Certified Public Accountants recently issued Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activities." SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses all start-up costs as incurred and the application of SOP 98-5 will have no material impact on the Company's consolidated financial statements.

CONCENTRATION OF SUPPLIERS

     The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of collocation space and fiber optic transmission facilities owned by the suppliers. The Company is currently vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company's orders for customers and is at risk with regard to regulatory agreements that govern the rates to be charged to the Company.

                            MGC COMMUNICATIONS, INC.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATION

     Certain reclassifications, which have no effect on net income, have been made in the prior period financial statements to conform to the current presentation.

(2) PLAN OF OPERATIONS

     In September 1997, the Company completed an offering of units consisting of in the aggregate $160 million of 13% Senior Secured Notes due in 2004 (the "Notes") and warrants to purchase shares of common stock, as discussed in Note
4. During May and June 1998, the Company sold an aggregate of 4,025,000 shares of common stock at $17.00 per share as discussed in Note 5. The Company expects to continue its expansion into new markets and its development of new services. The Company expects to fund its capital requirements through existing resources, debt or equity financing and internally generated funds.

     Management recognizes the Company must generate additional resources or consider modifications to its expansion plans. To the extent the Company is unable to achieve its funding plan, management has contingency plans which include curtailing capital expenditure activities, reducing infrastructure costs associated with expansion and development plans and achieving profitable operations as soon as practicable. However, no assurance can be given the Company will be successful in raising additional capital, achieving profitable results, or entering into new markets.

     Management also recognizes certain risks are inherent to the industry. Such risks and assumptions include, but are not limited to, the Company's ability to successfully market its existing and proposed services to current and new customers in existing and planned markets, successfully develop commercially viable data and Internet offerings, access markets, install switches and obtain suitable locations for its switches, negotiate suitable interconnect agreements with the ILECs, obtain an acceptable level of cooperation from the ILECs, all in a timely manner, at reasonable cost and on satisfactory terms and conditions, as well as competitive, regulatory, legislative and judicial developments that could materially affect the Company's future results.

                            MGC COMMUNICATIONS, INC.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                 MARCH 31,     -------------------
                                                   1999          1998       1997
                                                -----------    --------    -------
                                                (UNAUDITED)
Buildings and property........................   $  5,036      $  2,653    $   278
Switching equipment...........................     88,538        57,045     21,621
Leasehold improvements........................        774           740        956
Computer hardware and software................      2,691         2,218      1,404
Office equipment and vehicles.................      1,065           901        300
                                                 --------      --------    -------
                                                   98,104        63,557     24,559
Less accumulated depreciation and
  amortization................................    (10,039)       (6,555)    (1,317)
                                                 --------      --------    -------
                                                   88,065        57,002     23,242
Switching equipment under construction........     40,071        59,378      1,375
                                                 --------      --------    -------
  Net property and equipment..................   $128,136      $116,380    $24,617
                                                 ========      ========    =======

(4) DEBT

     Long-term borrowings at December 31, 1998 and 1997 consist of the following:

                                                                DECEMBER 31,
                                                            --------------------
                                                              1998        1997
                                                            --------    --------
                                                               (IN THOUSANDS)
13% Senior Secured Notes, due October 1, 2004, net of
  unamortized discount of $3,307 and $3,882...............  $156,693    $156,118
10% note payable in monthly installments through February
  1999....................................................       225         441
Other.....................................................       377          78
                                                            --------    --------
                                                             157,295     156,637
Less current portion......................................      (332)       (381)
                                                            --------    --------
                                                            $156,963    $156,256
                                                            ========    ========

                            MGC COMMUNICATIONS, INC.

     Maturities of long-term debt for each of the next six years ending December 31, consist of the following:

                                                            (IN THOUSANDS)
1999......................................................     $    332
2000......................................................          174
2001......................................................           96
2002......................................................           --
2003......................................................           --
2004......................................................      156,693
                                                               --------
                                                               $157,295
                                                               ========

     In September 1997, the Company completed an offering of units consisting of in the aggregate $160 million of 13% Senior Secured Notes due in 2004 and warrants to purchase 774,720 shares of common stock (collectively the "1997 Offering").

     The Notes bear interest at the rate of 13% per annum, payable semi-annually in arrears on April 1 and October 1, commencing April 1, 1998. As set forth in the Indenture pursuant to which the Notes were issued the Company is required to hold in a trust account sufficient funds to provide for payment in full of interest on the Notes through October 1, 2000. The accompanying consolidated financial statements reflect approximately $39.4 million as restricted investments as security for the interest payments on the Notes. In addition, the Notes are secured by a security interest in certain telecommunications equipment owned by the Company or which may be acquired in the future. As of December 31, 1998, the Notes were secured by a security interest in telecommunications equipment with a net book value of $85.3 million.

     In conjunction with the 1997 Offering, the Company engaged an investment-banking firm that determined a value for each warrant and share of common stock. Consistent with this determination, the Company has allocated a portion of the 1997 Offering proceeds to the warrants based on a value of $4.68 per share of common stock less the exercise price of $.02 per share specified in the warrant agreement.

     The warrants are currently exercisable and expire on October 1, 2004. The agreement pursuant to which the warrants were issued required an anti-dilution adjustment if the November 1997 preferred stock offering was consummated at a price less than $5.00 per share. As further discussed in Note 5, the Company completed the November 1997 preferred stock offering for $3.50 per share. Accordingly, the warrants issued in connection with the 1997 Offering were increased from 774,200 to 862,923 and have been reflected in the accompanying consolidated financial statements as of December 31, 1998 and 1997. Expenses allocated to the warrants in connection with the 1997 Offering were $141,000.

     In conjunction with the 1997 Offering, certain persons deposited an aggregate of $15.0 million in escrow (the "Common Stock Commitment"), which funds were to have been applied to the purchase of shares of Common Stock in the event the Company failed to sell at least $15.0 million of preferred stock within a certain period of time. Since sufficient preferred stock was issued within the time period, the investors received a return of their funds contributed to escrow. As a commitment fee for the Common Stock Commitment, the Company issued to all such persons contributing to the escrow funds warrants to purchase an aggregate of 90,000 shares of Common Stock at $.02 per share.

                            MGC COMMUNICATIONS, INC.

     The Company has recorded the commitment fee as non-cash consideration in connection with the 1997 Offering. The value of the warrants issued as a commitment fee was determined based on a value of the Company's common stock at $4.68 per share less the exercise price of $.02 per share specified in the warrant agreement. All such warrants were exercised in January and February 1998.

     The Notes may be redeemed at the option of the Company, in whole or in part, on or after October 1, 2001, at a premium declining to par in 2003, plus accrued and unpaid interest and liquidated damages, if any, through the redemption date as follows:

        YEAR                                                   PERCENTAGE
        ----                                                   ----------
        2001.................................................    106.50
        2002.................................................    103.25
        2003 and thereafter..................................    100.00

     In the event of a sale by the Company prior to October 1, 2000 of its capital stock in one or more equity offerings, up to a maximum of 35% of the aggregate principal amount of the Notes originally issued may, at the option of the Company, be redeemed from the net cash proceeds at a redemption price equal to 113% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, provided at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of such redemption. As of the date of these consolidated financial statements, management has no intention of redeeming the Notes prior to their stated redemption date.

     The Indenture contains certain covenants that among other things, limit the ability of the Company and its restricted subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and lease back transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its restricted subsidiaries, conduct certain lines of business, issue or sell equity interests of the Company's restricted subsidiaries or enter into certain mergers and consolidations. As of December 31, 1998, management believes it is in compliance with all debt covenants.

     In conjunction with the 1997 Offering, the authorized capital stock of the Company was increased to 60,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share.

     In January 1998, the Company filed a registration statement offering to exchange the Notes for 13% Series B Senior Secured Notes due 2004 under the Securities Act of 1933, as amended. Terms of the 13% Series B Senior Secured Notes due 2004 are substantially the same as the Notes. The exchange was consummated in March 1998.

     Associated with the issuance of the Notes, expenses of $68,000 were paid to a related party for charter services in 1997.

(5) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

COMMON STOCK

     On December 6, 1996, the Board of Directors approved a four-hundred-for-one stock split, effected in the form of a stock dividend distributed on December 31, 1996 to shareholders of record as of June 8, 1996. All share and per share data presented in the consolidated financial statements and notes thereto have been retroactively restated to give effect to this stock split.

                            MGC COMMUNICATIONS, INC.

     During 1995, in exchange for expending cash to incorporate the Company, a shareholder received 240,000 shares of $.001 par value common stock valued at $.0042 per share. The Company capitalized the value of the issued shares as organization costs included in other assets in the accompanying consolidated financial statements, which costs are being amortized over 60 months using the straight-line method.

     In April 1996, the Company issued 480,000 shares of $.001 par value common stock valued at $.0042 per share in exchange for services rendered by a stockholder.

     During 1996, NevTEL LLC ("LLC") was formed for the purpose of funding the development stage of MGC Communications, Inc. In June 1996, the Company and LLC entered into an agreement whereby LLC would acquire 3,696,000 shares of $.001 par value common stock of the Company for $.83 per share. The agreement called for LLC to advance funds for operating expenses incurred by the Company (to be applied against the purchase price of the stock) until the Company produced operating revenues, at which time the remaining purchase price would be remitted to the Company, the Company's common stock would be issued to LLC owners and LLC would terminate. The agreement stipulated that the funds advanced for operating expenses were to be paid back to LLC if the Company did not generate operating revenue by December 31, 1996. The Company began revenue generating activities in December 1996. The shares were issued to LLC owners on December 31, 1996, at which time LLC terminated and the remaining purchase price was owed to the Company. Such amount was transferred to the Company in February 1997 and is classified as amounts receivable for shares issued at December 31, 1996.

     In December 1996, the Company offered 4,068,600 shares of $.001 par value common stock at $3.33 per share through a private placement. In connection with this offering, the Company issued 1,308,600 shares and 2,760,000 shares of $.001 par value common stock and received proceeds of $4,362,000 and $9,200,000 during the years ended December 31, 1997 and 1996, respectively.

     In June 1997, the Company approved agreements with two key members of management granting them rights to purchase a total of 150,000 shares at $3.33 per share and 165,000 shares at $4.17 per share. In both cases, the Company retains the right to repurchase these shares at their cost in the event of termination of employment for any reason and has agreed to finance the purchase price of the shares purchased at $4.17 per share over a period of three years. During September 1997, the members of management exercised their rights and the respective aforementioned shares were issued. The Company received $500,000 for the 150,000 shares issued at $3.33 per share. The $688,000 owed to the Company for the 165,000 shares issued at $4.17 per share has been classified in the accompanying consolidated statements of redeemable preferred stock and stockholders' equity as notes receivable from stockholders for issuance of common stock.

     During 1998, the Company issued 100,680 shares of $.001 par value common stock at prices ranging from $5.83 to $8.33 per share, for total proceeds to the Company of $774,000.

     During 1998, the Company approved agreements with 11 key members of management to purchase a total of 189,000 shares of common stock. The purchase price of these shares ranged from $5.83 to $8.33 per share. In each case, the Company retains the right to repurchase these shares at their cost in the event of termination of employment for any reason and has agreed to finance a portion of the purchase price of the shares over a period of three years. The $1,485,000 owed to the Company is classified in the accompanying statements of redeemable preferred stock and stockholders' equity as notes receivable from stockholders for issuance of common stock.

                            MGC COMMUNICATIONS, INC.

     During May and June 1998, the Company sold 4,025,000 shares of common stock at $17.00 per share pursuant to a registration statement on Form S-1, which was declared effective by the Securities and Exchange Commission on May 11, 1998. In connection with the initial public offering of the Company's common stock, the Company effected a six for ten reverse stock split, which has been reflected in the accompanying consolidated financial statements. In addition to the reverse stock split, the Company's 6,571,427 outstanding shares of 8% Series A Convertible Preferred Stock (the "Series A Preferred Stock") as discussed below, were converted to 3,942,839 shares of the Company's common stock upon completion of the initial public offering. The conversion of the Series A Preferred Stock has been reflected in the accompanying consolidated financial statements.

REDEEMABLE PREFERRED STOCK

     The Company has authorized the issuance of up to 50,000,000 shares of preferred stock. In November 1997, the Company designated 6,571,450 shares as 8% Series A Convertible Preferred Stock.

     In November 1997, the Company completed a private placement offering in which 5,148,570 shares of the Series A Preferred Stock were issued at $3.50 per share, for total proceeds to the Company of approximately $16.7 million, net of expenses.

     In January 1998, the Company completed an additional private placement offering in which 1,422,857 shares of Series A Preferred Stock were issued at $3.50 per share for total proceeds to the Company of approximately $5.0 million, net of expenses. The terms of the offering were substantially identical to those of the previous preferred stock offering.

     Each share of Series A Preferred Stock was automatically converted into common stock on a six for ten basis upon the consummation of the Company's IPO. In accordance with the terms of the Series A Preferred Stock, the accrued dividends were reversed at the time of conversion.

(6) STOCK OPTION PLAN

     In June 1996, the Company adopted a stock option plan which allows the Board of Directors to grant incentives to employees in the form of incentive stock options and non-qualified stock options. As of December 31, 1997, the Company had reserved 1,440,000 shares of common stock to be issued under the plan. In March 1998, the Board of Directors approved an additional 1,200,000 shares of common stock to be issued under the plan.

     In July 1998, the Company filed a registration statement on Form S-8 to register the shares of the Company's common stock reserved for issuance under the MGC Communications, Inc. Stock Option Plan.

     Under the plan, substantially all options have been granted to employees at a price equal to the then-current market price, as estimated by management, and vest primarily over a 5-year period. All options expire within ten years of the date of grant.

                            MGC COMMUNICATIONS, INC.

     Stock option transactions during 1998, 1997 and 1996 are as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                             NUMBER      EXERCISE
                                                            OF SHARES     PRICE
                                                            ---------    --------
Outstanding at December 31, 1995..........................         --        --
Granted...................................................    811,860     $1.35
Canceled..................................................    (30,000)    $1.67
                                                            ---------
Outstanding at December 31, 1996..........................    781,860     $1.35
Granted...................................................    274,560     $5.78
Canceled..................................................     (3,300)    $5.08
                                                            ---------
Outstanding at December 31, 1997..........................  1,053,120     $2.50
Granted...................................................    865,700     $8.48
Exercised.................................................     (7,380)    $1.77
Canceled..................................................    (85,240)    $5.84
                                                            ---------
Outstanding at December 31, 1998..........................  1,826,200     $5.18
                                                            =========
Exercisable at December 31, 1996..........................     11,760     $3.33
                                                            =========
Exercisable at December 31, 1997..........................    165,720     $1.47
                                                            =========
Exercisable at December 31, 1998..........................    378,660     $2.07
                                                            =========

     For options granted during the year ended December 31, 1998, the weighted average fair value of options on the date of grant, estimated using the Black-Scholes option pricing model, was $6.70 using the following assumptions: dividend yield of 0%; expected option life of 6.5 years; and risk free interest rate of 5.06% and an expected volatility of 80.5%.

     The weighted average fair value of the options issued during the years ended December 31, 1997 and 1996, substantially all of which were granted at a price equal to the then current market price as estimated by management, was estimated to be $4.03 and $.92, respectively, using an option pricing model with the following assumptions: dividend yield of 0%; expected option life of 6.5 years; and risk free interest rate at December 31, 1997 and 1996 of 5.06% and 6.12%, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                 WEIGHTED
                    NUMBER        AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                  OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
    RANGE OF      AT DEC. 31,   CONTRACTUAL   EXERCISE   AT DEC. 31,   EXERCISE
 EXERCISE PRICE      1998          LIFE        PRICE        1998        PRICE
----------------  -----------   -----------   --------   -----------   --------
  $0.83 to $3.50     745,980    7.38 years     $ 1.33      320,400      $1.37
  $5.00 to $6.50     488,920    8.97 years     $ 5.99       56,760      $5.84
 $7.50 to $10.00     496,800    9.58 years     $ 8.45        1,500      $8.33
$12.50 to $17.00      94,500    9.44 years     $14.10           --      $  --
                   ---------                               -------
 $0.83 to $17.00   1,826,200    8.51 years     $ 5.18      378,660      $2.07
                   =========                               =======

                            MGC COMMUNICATIONS, INC.

     The Company applied Accounting Principles Board Opinion No. 25 in accounting for its plan. No compensation expense was recognized for the years ended December 31, 1998, 1997 and 1996. Had the Company determined compensation expense using the fair value based method defined in SFAS No. 123, the Company's loss for the years then ended would have increased by $565,000, $7,000 and $10,000, respectively.

(7) LOSS PER SHARE

     SFAS No. 128, "Earnings Per Share," requires the Company to calculate its earnings per share based on basic and diluted earnings per share, as defined. Basic and diluted loss per share for the years ended December 31, 1998, 1997 and 1996 were computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding.

     The Company's warrants, preferred stock and stock options granted and issued during 1998, 1997 and 1996, and outstanding as of December 31, 1998 and 1997, are antidilutive and have been excluded from the diluted loss per share calculation for the years ended December 31, 1998, 1997 and 1996. Had the Company shown the effects of dilution, the warrants, preferred stock and options would have added an additional 1.8 million, 1.6 million and 0.5 million shares to the weighted average shares outstanding for the years ended December 31, 1998, 1997 and 1996, respectively.

(8) INCOME TAXES

     The net deferred tax asset as of December 31, 1998 and 1997 is as follows (in thousands):

                                                               1998       1997
                                                             --------    -------
Deferred Tax Asset
  Net operating loss carry-forward.........................  $ 17,804    $ 4,529
  Start-up expenditures....................................       164        220
  Other....................................................       534        141
                                                             --------    -------
                                                               18,502      4,890
  Less: valuation allowance................................   (15,517)    (4,309)
                                                             --------    -------
  Net deferred tax asset...................................     2,985        581
                                                             --------    -------
Deferred Tax Liability
  Excess of tax depreciation over book.....................     2,769        481
  Other....................................................       216        100
                                                             --------    -------
  Net deferred tax liability...............................     2,985        581
                                                             --------    -------
Net........................................................  $     --    $    --
                                                             ========    =======

     SFAS No. 109 requires recognition of the future tax benefit of these assets to the extent realization of such benefits is more likely than not; otherwise, a valuation allowance is applied. At December 31, 1998 and 1997, the Company determined that $15,517,000 and $4,309,000, respectively, of tax benefits did not meet the realization criteria because of the Company's historical operating results. Accordingly, a valuation allowance was applied to reserve against the applicable deferred tax asset.

     At December 31, 1998 and 1997, the Company had net operating loss carry-forwards available for income tax purposes of approximately $50,869,000 and $12,940,000, respectively, which expire principally from 2011 to 2018.

                            MGC COMMUNICATIONS, INC.

(9) COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     The Company has entered into various leasing agreements for its switching facilities, offices, and office equipment. The facility which houses the Company's headquarters in Las Vegas is owned by an entity principally owned by two of the Company's principal stockholders and directors. Management believes the terms and conditions of this agreement are equal to the terms which would be available from an unaffiliated lessor.

     Future minimum lease obligations in effect as of December 31, 1998 are as follows (in thousands):

  Payments during the year ending December 31:
  1999......................................................  $1,389
  2000......................................................   1,272
  2001......................................................   1,166
  2002......................................................     977
  2003......................................................     159
  Thereafter................................................     342
                                                              ------
                                                              $5,305
                                                              ======

     Rent expense was $850,000, $207,000 and $33,000 for the years ended December 31, 1998, 1997 and 1996, respectively, of which $614,000 was paid to a related party during 1998.

PURCHASE COMMITMENTS

     In the ordinary course of business, the Company enters into purchase agreements with its vendors of telecommunications equipment. As of March 31, 1999 and December 31, 1998, the Company had a total for all vendors of approximately $19.0 million and $15.4 million, respectively, of remaining purchase commitments for purchases of switching equipment.

LITIGATION

     The Company is party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

INTERCONNECTION AGREEMENTS

     The Company has interconnection agreements with five incumbent local exchange carriers. These agreements expire on various dates through July 2000.

     The Company is dependent on the cooperation of the incumbent local exchange carriers to provide access service for the origination and termination of its local and long distance traffic. Historically, these access charges can make up a significant percentage of the overall cost of providing these services. To the extent the access services of the local exchange carriers are used, the Company and its customers are subject to the quality of service, equipment failures and service interruptions of the local exchange carriers.

(10) RISKS AND UNCERTAINTIES

     Certain rates in the interconnection agreements have been established by the Federal Communications Commission (FCC) and are subject to adjustment upon final negotiations. The Company has recorded costs of operating revenues related to the Sprint (Nevada) interconnection

                            MGC COMMUNICATIONS, INC.

agreement at amounts which are management's best estimates of the probable outcome of the final negotiated rates, which are less than the FCC established rates. The difference, which totals approximately $2.2 million, $1.7 million and $1.1 million at March 31, 1999, December 31, 1998 and 1997, respectively, has not been recorded in the accompanying consolidated financial statements. Management believes that the resolution of this matter will not have an adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(11) RELATED PARTY TRANSACTION

     In May 1997, the Company entered into an agreement with a company, the owner of which is a former officer and current stockholder of the Company, for the purchase of certain computer software pursuant to which the Company paid the contract price of $600,000 in six equal monthly installments beginning July 1, 1997. In addition, the Company has paid $656,000 and $40,000 during 1998 and 1997, respectively, under such agreement to support and maintain the Company's proprietary operations support system. Management believes the terms and conditions of this agreement are equal to the terms which would be available from an unaffiliated party.

(12) SUBSEQUENT EVENTS (UNAUDITED)

PREFERRED STOCK OFFERING

     On April 5, 1999, the Company entered into a Securities Purchase Agreement with Providence Equity Partners III L.P. ("Providence"), JK&B Capital III L.P. ("JK&B III") and Wind Point Partners III L.P. ("Wind Point") under which Providence, JK&B III and Wind Point and their affiliates (the "Purchasers") agreed to purchase 5,277,779 shares of newly issued Series B Convertible Preferred Stock ("Series B Preferred Stock") at $9.00 per share(the "Transaction") for a total consideration of $47.5 million. Net proceeds to the Company were approximately $46.5 million.

     Dividends accrue on the Series B Preferred Stock at the rate of 10% per annum, are cumulative and are payable in preference to any dividends that may be paid with respect to the Company's Common Stock. Beginning 201 days after the closing, the Company may elect to terminate the accrual of dividends if the Company's stock price exceeds $27.00 per share (subject to certain adjustments) for 20 consecutive trading days (the "Market Threshold") within three years after the closing. The Transaction was consummated on May 4, 1999. The Series B Preferred Stock will vote along with the Common Stock on an as-converted basis.

     The holders of the Series B Preferred Stock have the right to nominate one or more directors depending on the size of the Company's Board of Directors and the percentage of the Company's stock represented by the outstanding Series B Preferred Stock. The holders of the Series B Preferred Stock also have the right to have their Board representative serve on each committee of the Company's Board and on the Board of each of the Company's subsidiaries.

     The Series B Preferred Stock is convertible into Common Stock at any time at the option of the holder. Initially, each share of Series B Preferred Stock is convertible into one share of Common Stock. The conversion price is subject to adjustment as a result of stock splits, stock dividends and certain other issuances of additional stock.

     After the earlier of May 24, 2000 or the date on which the holders of Series B Preferred Stock exercise their demand registration rights, the Company has the right to require the conversion of the Series B Preferred Stock if the Company's stock price exceeds the Market Threshold referenced above. If the Company requires conversion within three years after closing, no accrued dividends will be paid.

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     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS.

                        --------------------------------
                               TABLE OF CONTENTS
                        --------------------------------

                                      PAGE
                                      ----
Prospectus Summary..................     3
Risk Factors........................     9
How We Intend to Use the Proceeds Of
  this Offering.....................    21
Dividend Policy.....................    21
Capitalization......................    22
Dilution............................    23
Selected Consolidated Financial and
  Operating Data....................    24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    25
Business............................    30
Management..........................    48
Principal and Selling
  Stockholders......................    51
Description of Securities...........    53
Underwriting........................    59
Legal Matters.......................    61
Experts.............................    61
Where You Can Find More
  Information.......................    61
Index to Financial Statements.......   F-1

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                                5,587,695 SHARES
                                   [MGC LOGO]
                            MGC COMMUNICATIONS, INC.
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                            BEAR, STEARNS & CO. INC.
                              GOLDMAN, SACHS & CO.
                                  ING BARINGS
                                 JULY 21, 1999

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